Filed Pursuant to Rule 424(b)(5)
Registration No. 333-237356

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to the securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, Dated April 30, 2020

Preliminary Prospectus Supplement

(To Prospectus dated March 24, 2020)

Depositary Shares

Each Representing a 1/40th Interest in a Share of     %

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A

We are offering     depositary shares, each representing a 1/40th ownership interest in a share of our     % Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Stock”), with a liquidation preference of $25 per depositary share (equivalent to $1,000 per share of Series A Preferred Stock). As a holder of depositary shares, you will be entitled to all proportional rights and preferences of the Series A Preferred Stock represented thereby (including dividend, voting, redemption, and liquidation rights). You must exercise any such rights through the depositary.

We will pay dividends on the Series A Preferred Stock, when, as, and if declared by our board of directors or a duly authorized committee of our board of directors, to the extent that we have lawfully available funds to pay dividends. If declared, dividends will accrue and be payable from and including the date of original issuance to, but excluding                     , 2025 or the date of earlier redemption, at a rate of     % per annum and from and including                 , 2025, at a floating rate per annum equal to a benchmark rate (which is expected to be Three-Month Term SOFR (as defined herein)) plus                  basis points, payable quarterly in arrears on                 ,                 ,                                   and                  of each year, commencing on                 , 2020. Notwithstanding the foregoing, if the benchmark rate is less than zero, the benchmark rate shall be deemed to be zero. Upon payment of any dividends on the Series A Preferred Stock, holders of depositary shares are expected to receive a proportionate payment.

Dividends on the Series A Preferred Stock will not be cumulative. If for any reason our board of directors or a duly authorized committee of our board of directors does not declare a dividend on the Series A Preferred Stock for any dividend period, that dividend will not accrue or be payable and we will have no obligation to pay dividends for that dividend period, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

We may redeem the Series A Preferred Stock at our option, and subject to any required regulatory approval, (i) in whole or in part, from time to time, on                 , 2025 or on any dividend payment date on or after                 , 2025 at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared and unpaid dividends, to, but excluding, the redemption date, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined herein), at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared and unpaid dividends, to, but excluding, the redemption date. If we redeem the Series A Preferred Stock, the depositary is expected to redeem a proportionate number of depositary shares.

We have filed an application to list the depositary shares on the Nasdaq Global Select Market under the symbol “        .” If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares. Our common stock is listed on the Nasdaq Global Select Market and trades under the ticker symbol “OCFC.”

The Series A Preferred Stock will not have any voting rights, except as set forth under “Description of Preferred Stock—Voting Rights” beginning on page S-48.

Investing in the depositary shares involves risk. You should refer to “Risk Factors” beginning on page S-27 of this prospectus supplement, on page 7 of the accompanying prospectus and beginning on page 23 of our Annual Report on Form 10-K for the year ended December 31, 2019.

The depositary shares are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency. The depositary shares are ineligible as collateral for a loan or extension of credit from OceanFirst Financial Corp. or any of its subsidiaries. Neither the Securities and Exchange Commission (the “SEC”), any state securities commission, the FDIC, the Board of Governors of the Federal Reserve (the “Federal Reserve”), or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total
Public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)	Plus accrued dividends, if any, from the date of original issuance, which is expected to be , 2020.
(2)	See “Underwriting” in this prospectus supplement for details regarding compensation to be received by the underwriters in connection with this offering.
(3)	Assumes no exercise of the underwriters’ over-allotment option, described below.

The underwriters may exercise their option to purchase up to an additional          depositary shares from us, at the public offering price, less underwriting discounts, for 30 days after the date of this prospectus supplement, solely to cover over-allotments, if any.

The underwriters expect to deliver the depositary shares to purchasers in book-entry form through the facilities of The Depository Trust Company and its direct participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, a societe anonyme (“Clearstream”), on or about                 , 2020.

Joint Book-Running Managers

Piper Sandler	Raymond James

The date of this prospectus supplement is                     , 2020.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “OceanFirst,” “the Company,” “we,” “our,” “ours,” and “us” or similar references mean OceanFirst Financial Corp. References to “OceanFirst Bank” or the “Bank” mean OceanFirst Bank N.A., which is our wholly-owned bank subsidiary.

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering, the Series A Preferred Stock and the related the depositary shares, and certain other matters relating to us and our financial condition, and it adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated March 24, 2020, which provides more general information about the securities that we and any selling stockholders may offer from time to time, some of which may not apply to this offering. The accompanying prospectus is part of a shelf registration statement on Form S-3 (File No. 333-237356) that we filed with the SEC. Under the shelf registration process, from time to time, we may offer and sell debt securities, common stock, preferred stock, depositary shares, including the depositary shares offered hereby, other depositary shares, warrants or units, or any combination thereof, in one or more offerings. You should read carefully both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described under the heading “Where You Can Find More Information,” before investing in the depositary shares. Generally, when we refer to the “prospectus,” we are referring to both parts of this document combined.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference into this prospectus supplement or the accompanying prospectus, then you should consider only the statement in the more recent document. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference into those documents is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not authorized anyone to provide any information other than that contained or incorporated by reference into this prospectus supplement or the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement may be used only for the purpose for which it has been prepared.

Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for or purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC filings are available to the public at the SEC’s website at www.sec.gov. Information that we file with the SEC can also be found on our website, www.oceanfirst.com, at the “Investor Relations” link under the “SEC Filings” tab. The information contained on the website is not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus supplement and the accompanying prospectus is deemed to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement, the accompanying prospectus, any subsequently filed document deemed incorporated by reference herein or therein or any free writing prospectus prepared by or on behalf of us. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including information furnished pursuant to Items 2.02 and 7.01 of Form 8-K).

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 22, 2020;

•

our Current Reports on Forms 8-K, filed with the SEC on January 2, 2020, January  29, 2020, March  18, 2020, March  31, 2020, April  24, 2020 and April 29, 2020 and Form 8-K/A, filed with the SEC on January 2, 2020; and

•

the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on May 8, 1996, and any amendment or report filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering also shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

If requested, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

Attention: Investor Relations

S-iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and any documents that we incorporate by reference herein or therein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act.

Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements are generally identified by use of the words “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, “will”, “should”, “may”, “view”, “opportunity”, “potential”, or similar expressions or expressions of confidence. The Company’s ability to predict results or the actual effect of plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, the following: changes in interest rates; general economic conditions, public health crises (such as governmental, social and economic effects of the novel coronavirus (“COVID-19”)), increased defaults as a result of economic disruptions caused by COVID-19, the impact of governmental orders issued in response to COVID-19, levels of unemployment in the Bank’s lending area, real estate market values in the Bank’s lending area, future natural disasters and increases to flood insurance premiums, the level of prepayments on loans and mortgage-backed securities, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company’s market area, accounting principles and guidelines, the Bank’s ability to successfully integrate acquired operations and the other risks described in this prospectus supplement, the accompanying prospectus and our reports and other documents filed with the SEC. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our business, financial condition and results of operations. Furthermore, many of these risks and uncertainties are currently amplified by and may continue to be amplified by or may, in the future, be amplified by, the recent outbreak of the COVID-19 pandemic and the impact of varying governmental responses that affect our customers and the economies where they operate. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Please take into account that forward-looking statements speak only as of the date of this prospectus supplement or, in the case of the accompanying prospectus or documents incorporated by reference herein or therein, the date of any such document. Except as required by applicable law, we do not undertake any obligation to publicly correct or update any forward-looking statement.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all of the information that is important to you in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the documents incorporated by reference herein and therein, before deciding whether to invest in the depositary shares. You should pay special attention to the information contained under the captions entitled “Risk Factors” in this prospectus supplement and the accompanying prospectus and “Item 1A. Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and subsequent filings with the SEC to determine whether an investment in the depositary shares is appropriate for you.

OceanFirst Financial Corp.

OceanFirst Financial Corp. is incorporated under Delaware law and serves as the holding company for the Bank. At December 31, 2019, the Company had consolidated total assets of $8.2 billion and total stockholders’ equity of $1.2 billion. The Company is subject to regulation by the Federal Reserve and the SEC. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency (“OCC”) and the FDIC. Currently, the Company does not transact any material business other than through its subsidiary, the Bank.

The Company has been the holding company for the Bank since it acquired the stock of the Bank upon the Bank’s conversion from a Federally-chartered mutual savings bank to a Federally-chartered capital stock savings bank in 1996 (the “Conversion”). Effective January 31, 2018, the Bank converted to a national bank charter and the Company became a bank holding company. The conversions on January 31, 2018 did not change the entities which regulate and supervise the Bank and Company. The Bank’s principal business has been, and continues to be, attracting retail and commercial deposits and investing those deposits primarily in loans, consisting of commercial real estate and other commercial loans which have become a key focus of the Bank and single-family, owner-occupied residential mortgage loans. The Bank also invests in other types of loans, including residential construction and consumer loans. In addition, the Bank invests in mortgage-backed securities, securities issued by the U.S. Government and agencies thereof, corporate securities and other investments permitted by applicable law and regulations. The Bank’s revenues are derived principally from interest on its loans, and to a lesser extent, interest on its investment and mortgage-backed securities. The Bank also receives income from bankcard services, trust and asset management, deposit account services, Bank Owned Life Insurance, derivative fee income and other fees. The Bank’s primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, investment maturities, Federal Home Loan Bank advances and other borrowings.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “OCFC.” Our principal executive office is located at 110 West Front Street, Red Bank, New Jersey 07701 and our telephone number is (732) 240-4500. We maintain a website at www.oceanfirst.com. The foregoing Internet website is not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

Recent Acquisitions

On January 1, 2020, we completed the acquisition (the “Country Bank Acquisition”) of Country Bank Holding Company, Inc. (“Country Bank”). Based on the $25.54 per share closing price of our common stock on December 31, 2019, the total transaction value was $112.8 million. The acquisition added $792.9 million to assets, $618.7 million to loans, and $652.7 million to deposits. Country Bank’s results of operations are not included in any of the periods of financial statements included or incorporated by reference herein.

On January 1, 2020, we completed our acquisition (together with the Country Bank Acquisition, the “2020 Acquisitions”) of Two River Bancorp (“Two River”). Based on the $25.54 per share closing price of our common stock on December 31, 2019, the total transaction value was $197.1 million. The acquisition added $1.1 billion to assets, $940.8 million to loans, and $941.8 million to deposits. Two River’s results of operations are not included in any of the periods of financial statements included or incorporated by reference herein.

On January 31, 2019, we completed our acquisition of Capital Bank of New Jersey (“Capital Bank”) which added $494.7 million to assets, $307.8 million to loans, and $449.0 million to deposits. Capital Bank’s results of operations are included in the consolidated results of the Company for the period from February 1, 2019 to December 31, 2019.

On January 31, 2018, we completed our acquisition of Sun Bancorp, Inc. (“Sun”) which added $2.0 billion to assets, $1.5 billion to loans, and $1.6 billion to deposits. Sun’s results of operations are included in the consolidated results of the Company for the period from February 1, 2018 to December 31, 2018.

These transactions have enhanced the Bank’s position as the premier community banking franchise in central and southern New Jersey and have provided the Company with the opportunity to grow business lines, expand geographic footprint and improve financial performance. We will continue to evaluate potential acquisition opportunities for those that are expected to create stockholder value.

Results For Quarter Ended March 31, 2020

On April 23, 2020, we announced our financial results for the quarter ended March 31, 2020. We announced that net income was $16.5 million, or $0.27 per diluted share, for the quarter ended March 31, 2020, as compared to $21.2 million, or $0.42 per diluted share, for the corresponding prior year period.

The results of operations for the quarter ended March 31, 2020 include merger related expenses, branch consolidation expenses, and the Two River and Country Bank opening credit loss expense under the Current Expected Credit Loss (“CECL”) model, which decreased net income, net of tax benefit, by $10.4 million. Excluding these items, core earnings for the quarter ended March 31, 2020 was $27.0 million, or $0.45 per diluted share (please refer to the Non-GAAP Reconciliation table below for details on the earnings impact of merger related, branch consolidation, and the Two River and Country Bank opening credit loss expenses). The first quarter results were also impacted by the COVID-19 outbreak, through both higher credit loss expense and increased operating expense.

Highlights for the quarter are described below:

•	Strong organic loan originations of $426.2 million provided total loan growth of $158.4 million (excluding acquired loans) with a record pipeline of $525.3 million at March 31, 2020.

•

On January 1, 2020, we completed our acquisitions of Two River and Country Bank. Two River added $1.2 billion to assets, $940.8 million to loans, $85.2 million to goodwill, and $941.8 million to deposits. Country Bank added $832.8 million to assets, $618.7 million to loans, $39.9 million to goodwill, and $652.7 million to deposits.

•

We anticipate full integration of operations and the elimination of eight duplicate branches in Two River’s market area in May 2020, resulting in cost savings in future periods. The Bank expects to consolidate an additional five branches, also in May, independent of the acquisitions, bringing the total number of branches consolidated to 53 over the past four years.

•	We adopted Accounting Standards Update 2016-13, “Measurement of Credit Losses on Financial Instruments,” which increased credit loss expense by $9.6 million from the prior linked quarter.

•	Our first quarter results were adversely impacted by the COVID-19 outbreak, including an estimated increase in credit loss expense of $7.2 million and an increase in operating expense of $1.0 million.

We also announced that our Board of Directors declared its ninety-third consecutive quarterly cash dividend on common stock. The dividend, related to the three months ended March 31, 2020, of $0.17 per share will be paid on May 15, 2020 to stockholders of record on May 4, 2020.

Results of Operations

On January 31, 2019, the Company completed its acquisition of Capital Bank and its results of operations are included in the consolidated results for the quarter ended March 31, 2020, but are excluded from the results of operations for the period from January 1, 2019 to January 31, 2019.

On January 1, 2020, the Company completed its acquisitions of Two River and Country Bank and their respective results of operations from January 1, 2020 through March 31, 2020 are included in the consolidated results for the quarter ended March 31, 2020, but are not included in the results of operations for the corresponding prior year period.

Net income for the quarter ended March 31, 2020, was $16.5 million, or $0.27 per diluted share, as compared to $21.2 million, or $0.42 per diluted share, for the corresponding prior year period. Net income for the quarter ended March 31, 2020 included merger related expenses, branch consolidation expenses, and the Two River and Country Bank opening credit loss expense under the CECL model, which decreased net income, net of tax benefit, by $10.4 million. Net income for the quarter ended March 31, 2019 included merger related and branch consolidation expenses, which decreased net income, net of tax benefit, by $4.4 million. Excluding these items, net income for the quarter ended March 31, 2020 increased over the same prior year period, primarily due to the acquisitions of Two River and Country Bank.

Net interest income for the quarter ended March 31, 2020 increased to $79.6 million, as compared to $64.4 million for the same prior year period, reflecting an increase in interest-earning assets. Average interest-earning assets increased by $2.186 billion for the quarter ended March 31, 2020, as compared to the same prior year period. The average for the quarter ended March 31, 2020 was favorably impacted by $1.762 billion of interest-earning assets acquired from Two River and Country Bank. Average loans receivable, net, increased by $2.083 billion for the quarter ended March 31, 2020, as compared to the same prior year period. The increase attributable to the acquisitions of Two River and Country Bank were $1.546 billion. The net interest margin for the quarter ended March 31, 2020 decreased to 3.52% from 3.78%, for the same prior year period. For the quarter ended March 31, 2020, the cost of average interest-bearing liabilities increased to 1.05%, from 0.89% in the corresponding prior year period. The total cost of deposits (including non-interest bearing deposits) was 0.70% for the quarter ended March 31, 2020, as compared to 0.57%, in the same prior year period. Deposit costs increased primarily due to the addition of higher priced deposits as a result of the Two River and Country Bank acquisitions.

Net interest income for the quarter ended March 31, 2020, increased by $16.3 million, as compared to the prior linked quarter, as average interest-earning assets increased by $1.886 billion. The net interest margin increased to 3.52% for the quarter ended March 31, 2020, as compared to 3.48% for the prior linked quarter. The increase was primarily due to a net increase in purchase accounting accretion of eight basis points as a result of the acquisition of Two River and Country Bank. Excluding the impact of purchase accounting and prepayment fees, the core net interest margin expanded by one basis point. The total cost of deposits (including non-interest bearing deposits) was 0.70% for the quarter ended March 31, 2020, as compared to 0.64% for the quarter ended December 31, 2019.

For the quarter ended March 31, 2020, the credit loss expense was $10.0 million, as compared to $620,000 for the corresponding prior year period, and $355,000 in the prior linked quarter. Net loan charge-offs were $1.2 million for the quarter ended March 31, 2020, as compared to $492,000 in the corresponding prior year period, and $139,000 in the prior linked quarter. Quarterly net charge-offs included $949,000 taken on the sale of higher risk residential loans. Non-performing loans totaled $16.3 million at March 31, 2020, as compared to $17.8 million at December 31, 2019 and $20.9 million at March 31, 2019. Credit expense was significantly influenced by actual and expected economic conditions due to the COVID-19 outbreak.

For the quarter ended March 31, 2020, other income increased to $13.7 million, as compared to $9.5 million, for the corresponding prior year period. The increase was partly due to the impact of the Two River and Country Bank acquisitions, which added $558,000 and $162,000, respectively, to other income for the quarter ended March 31, 2020. Excluding the Two River and Country Bank acquisitions, the increase in other income for the quarter ended March 31, 2020 was primarily due to an increase in commercial loan swap fee income of $3.6 million, as compared to the corresponding prior year period.

For the quarter ended March 31, 2020, other income increased by $2.5 million, as compared to the prior linked quarter. The increase was partially due to the impact of the Two River and Country Bank acquisitions and an increase in commercial loan swap fee income of $2.0 million.

Operating expenses increased to $62.8 million for the quarter ended March 31, 2020, as compared to $47.3 million in the same prior year period. Operating expenses for the quarter ended March 31, 2020 included $11.1 million of merger related and branch consolidation expenses, as compared to $5.4 million of merger related and branch consolidation expenses, in the same prior year period. Excluding the impact of merger related and branch consolidation expenses, the change in operating expenses over the prior year were due to the Two River and Country Bank acquisitions, which added $5.3 million and $3.2 million, respectively, for the quarter ended March 31, 2020. The remaining increase in operating expenses was primarily due to expenses relating to the COVID-19 outbreak of $1.0 million.

For the quarter ended March 31, 2020, operating expenses increased by $9.4 million, as compared to the prior linked quarter, excluding merger related and branch consolidation expenses for both periods and non-recurring professional fees of $1.3 million for the quarter ended December 31, 2019. The increase in operating expenses was due to the Two River and Country Bank acquisitions and the expenses relating to the COVID-19 outbreak.

The provision for income taxes was $4.0 million for the quarter ended March 31, 2020, as compared to $4.8 million, for the same prior year period. The effective tax rate was 19.7% for the quarter ended March 31, 2020, as compared to 18.6% for the same prior year period. The higher effective tax rate in the current year period is primarily due to the impact of a New Jersey tax code change.

Financial Condition

Total assets increased by $2.243 billion, to $10.489 billion at March 31, 2020, from $8.246 billion at December 31, 2019, primarily as a result of the acquisitions of Two River and Country Bank, which added $2.031 billion to total assets. Loans receivable, net of allowance for credit losses, increased by $1.706 billion, to $7.914 billion at March 31, 2020, from $6.208 billion at December 31, 2019, due to acquired loans from Two River and Country Bank of $1.559 billion. As part of the acquisitions of Two River and Country Bank, the Company’s goodwill balance increased to $500.1 million at March 31, 2020, from $374.6 million at December 31, 2019 and the core deposit intangible increased to $28.3 million, from $15.6 million.

Deposits increased by $1.563 billion, to $7.892 billion at March 31, 2020, from $6.329 billion at December 31, 2019, primarily due to acquired deposits from Two River and Country Bank of $1.594 billion. The loan-to-deposit ratio at March 31, 2020 was 100.3%, as compared to 98.1% at December 31, 2019.

Stockholders’ equity increased to $1.410 billion at March 31, 2020, as compared to $1.153 billion at December 31, 2019. The acquisitions of Two River and Country Bank added $261.4 million to stockholders’ equity. At March 31, 2020, there were 2,019,145 shares available for repurchase under the Company’s stock repurchase program. For the quarter ended March 31, 2020, the Company repurchased 648,851 shares under the repurchase program at a weighted average cost of $22.83. The Company suspended its repurchase activity on February 28, 2020. Tangible stockholders’ equity per common share decreased to $14.62 at March 31, 2020, as compared to $15.13 at December 31, 2019.

Asset Quality

The Company’s non-performing loans decreased to $16.3 million at March 31, 2020, as compared to $17.8 million at December 31, 2019. Non-performing loans do not include $59.8 million of purchased with credit deterioration (“PCD”) loans acquired in the Two River, Country Bank, Capital Bank, Sun, Ocean Shore Holding Co., Cape Bancorp, Inc., and Colonial American Bank acquisitions. The Company’s other real estate owned totaled $484,000 at March 31, 2020, as compared to $264,000 at December 31, 2019.

At March 31, 2020, the Company’s allowance for loan losses was 0.37% of total loans, an increase from 0.27% at December 31, 2019. The allowance for credit losses as a percent of total non-performing loans was 182.2% at March 31, 2020, as compared to 94.4% at December 31, 2019.

Explanation of Non-GAAP Financial Measures

Reported amounts are presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company’s management believes that the supplemental non-GAAP information, which consists of reported net income excluding merger related expenses, branch consolidation expenses, Two River and Country Bank opening credit loss expense under the CECL model, non-recurring professional fees, compensation expense due to the retirement of an executive officer, and reduction in income tax expense from the revaluation of state deferred tax assets as a result of a change in the New Jersey tax code, which can vary from period to period, provides a better comparison of period to period operating performance. Additionally, the Company believes this information is utilized by regulators and market analysts to evaluate a company’s financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for financial results in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Please refer to Non-GAAP Reconciliation table below for details on the earnings impact of these items.

Offering of Subordinated Notes

On April 29, 2020, we priced an offering (the “Notes Offering”) of $125.0 million of our 5.25% fixed-to-floating rate subordinated notes due 2030 (the “Notes”). We estimate that the net proceeds from the Notes Offering, after deducting underwriting discounts and estimated expenses, will be approximately $122.6 million, and intend to use the net proceeds from such offering for general corporate purposes, which may include providing capital to support our organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of our common stock and for investments in the Bank as regulatory capital. The Notes Offering is expected to close on or about May 1, 2020, subject to customary closing conditions. This prospectus supplement is not an offer to sell any Notes, which offering was made through a separate prospectus supplement. Any prospectus related to the Notes Offering is not an offer to sell any depositary shares.

OceanFirst Financial Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except per share amounts)

	March 31, 2020	December 31, 2019	March 31, 2019
	(Unaudited)		(Unaudited)
Assets
Cash and due from banks	$256,470	$120,544	$134,235
Federal funds sold	—	—	18,733
Debt securities available-for-sale, at estimated fair value	153,738	150,960	122,558
Debt securities held-to-maturity, net of allowance for credit losses of $2,529 at March 31, 2020 (estimated fair value of $928,582 at March 31, 2020, $777,290 at December 31, 2019, and $896,812 at March 31, 2019)	914,255	768,873	900,614
Equity investments, at estimated fair value	14,409	10,136	9,816
Restricted equity investments, at cost	81,005	62,356	55,663
Loans receivable, net of allowance for credit losses of $29,635 at March 31, 2020, $16,852 at December 31, 2019 and $16,705 at March 31, 2019	7,913,541	6,207,680	5,968,830
Loans held-for-sale	17,782	—	—
Interest and dividends receivable	27,930	21,674	22,294
Other real estate owned	484	264	1,594
Premises and equipment, net	104,560	102,691	113,226
Bank Owned Life Insurance	261,270	237,411	234,183
Assets held for sale	3,785	3,785	4,522
Other assets	211,476	169,532	112,955
Core deposit intangible	28,276	15,607	18,629
Goodwill	500,093	374,632	375,096

Total assets	$10,489,074	$8,246,145	$8,092,948

Liabilities and Stockholders’ Equity
Deposits	$7,892,067	$6,328,777	$6,290,485
Federal Home Loan Bank advances	825,824	519,260	418,016
Securities sold under agreements to repurchase with retail customers	90,175	71,739	66,174
Other borrowings	120,213	96,801	99,579
Advances by borrowers for taxes and insurance	24,931	13,884	15,138
Other liabilities	126,030	62,565	76,393

Total liabilities	9,079,240	7,093,026	6,965,785

Total stockholders’ equity	1,409,834	1,153,119	1,127,163

Total liabilities and stockholders’ equity	$10,489,074	$8,246,145	$8,092,948

OceanFirst Financial Corp.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	For the Three Months Ended,
	March 31, 2020	December 31, 2019	March 31, 2019
	(Unaudited)
Interest income:
Loans	$89,944	$70,298	$69,001
Mortgage-backed securities	3,844	3,552	4,041
Debt securities, equity investments and other	4,419	3,225	3,380

Total interest income	98,207	77,075	76,422

Interest expense:
Deposits	13,936	10,214	8,639
Borrowed funds	4,626	3,507	3,395

Total interest expense	18,562	13,721	12,034

Net interest income	79,645	63,354	64,388
Credit loss expense	9,969	355	620

Net interest income after credit loss expense	69,676	62,999	63,768

Other income:
Bankcard services revenue	2,481	2,641	2,285
Trust and asset management revenue	515	478	498
Fees and service charges	4,873	4,710	4,516
Net gain on sales of loans	173	1	8
Net unrealized gain (loss) on equity investments	155	(63)	108
Net loss from other real estate operations	(150)	(95)	(6)
Income from Bank Owned Life Insurance	1,575	1,375	1,321
Commercial loan swap income	4,050	2,062	472

Other	25	122	310

Total other income	13,697	11,231	9,512
Operating expenses:
Compensation and employee benefits	29,885	22,518	22,414
Occupancy	5,276	4,071	4,530
Equipment	1,943	1,775	1,946
Marketing	769	840	930
Federal deposit insurance and regulatory assessments	667	296	832
Data processing	4,177	4,078	3,654
Check card processing	1,276	1,557	1,438
Professional fees	2,302	3,641	1,709
Other operating expense	3,802	3,815	3,369
Amortization of core deposit intangible	1,578	998	1,005
Branch consolidation expense	2,594	268	391
Merger related expenses	8,527	3,742	5,053

Total operating expenses	62,796	47,599	47,271

Income before provision for income taxes	20,577	26,631	26,009
Provision for income taxes	4,044	3,181	4,836

Net income	$16,533	$23,450	$21,173

	For the Three Months Ended,
	March 31, 2020	December 31, 2019	March 31, 2019
	(Unaudited)
Basic earnings per share	$0.28	$0.47	$0.43

Diluted earnings per share	$0.27	$0.47	$0.42

Average basic shares outstanding	59,876	49,890	49,526

Average diluted shares outstanding	60,479	50,450	50,150

OceanFirst Financial Corp.

SELECTED LOAN AND DEPOSIT DATA

(dollars in thousands)

LOANS RECEIVABLE		At
		March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Commercial:
Commercial and industrial		$502,760	$396,434	$406,580	$392,336	$383,686
Commercial real estate - owner - occupied		1,220,983	792,653	787,752	771,640	802,229
Commercial real estate - investor		3,331,662	2,296,410	2,232,159	2,143,093	2,161,451

Total commercial		5,055,405	3,485,497	3,426,491	3,307,069	3,347,366
Consumer:
Residential real estate		2,458,641	2,321,157	2,234,361	2,193,829	2,162,668
Home equity loans and lines		335,624	318,576	330,446	341,972	351,303
Other consumer		82,920	89,422	98,835	109,015	116,838

Total consumer		2,877,185	2,729,155	2,663,642	2,644,816	2,630,809

Total loans		7,932,590	6,214,652	6,090,133	5,951,885	5,978,175
Deferred origination costs, net		10,586	9,880	8,441	8,180	7,360
Allowance for credit losses		(29,635)	(16,852)	(16,636)	(16,135)	(16,705)

Loans receivable, net		$7,913,541	$6,207,680	$6,081,938	$5,943,930	$5,968,830

Mortgage loans serviced for others		$51,399	$50,042	$54,457	$90,882	$92,274

At March 31, 2020 Average Yield
Loan pipeline (1):
Commercial	3.95%	$293,820	$219,269	$126,578	$212,712	$122,325
Residential real estate	3.42	223,032	105,396	189,403	82,555	63,598
Home equity loans and lines	4.40	8,429	3,049	3,757	2,550	4,688

Total	3.73%	$525,281	$327,714	$319,738	$297,817	$190,611

	For the Three Months Ended
	March 31, 2020			December 31, 2019	September 30, 2019		June 30, 2019		March 31, 2019
	Average Yield
Loan originations:
Commercial	3.49%	$266,882		$264,938	$315,405		$123,882		$172,233
Residential real estate	3.51	148,675		226,492	156,308		120,771		75,530
Home equity loans and lines	5.13	10,666		12,961	10,498		14,256		13,072

Total	3.54%	$426,223		$504,391	$482,211		$258,909		$260,835	(2)

Loans sold		$7,500	(3)	$110	$—	(3)	$403	(3)	$495

(1)	Loan pipeline includes loans approved but not funded.
(2)	Excludes purchased loans of $100.0 million for residential real estate.
(3)

Excludes the sale of under-performing residential loans of $4.0 million and commercial loans of $5.1 million for the three months ended March 31, 2020, and small business administration loans of $3.5 million and under-performing residential loans of $2.9 million for the three months ended September 30, 2019, and June 30, 2019, respectively.

DEPOSITS	At
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Type of Account
Non-interest-bearing	$1,783,216	$1,377,396	$1,406,194	$1,370,167	$1,352,520
Interest-bearing checking	2,647,487	2,539,428	2,400,331	2,342,913	2,400,192
Money market deposit	620,145	578,147	593,457	642,985	666,067
Savings	1,420,628	898,174	901,168	909,501	922,113
Time deposits	1,420,591	935,632	919,705	921,921	949,593

	$7,892,067	$6,328,777	$6,220,855	$6,187,487	$6,290,485

OceanFirst Financial Corp.

ASSET QUALITY

(dollars in thousands)

ASSET QUALITY	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Non-performing loans:
Commercial and industrial	$207	$207	$207	$207	$240
Commercial real estate - owner-occupied	4,219	4,811	4,537	4,818	4,565
Commercial real estate - investor	3,289	2,917	4,073	4,050	4,115
Residential real estate	5,912	7,181	5,953	5,747	8,611
Home equity loans and lines	2,533	2,733	2,683	2,974	3,364

Total non-performing loans	16,160	17,849	17,453	17,796	20,895
Other real estate owned	484	264	294	865	1,594

Total non-performing assets	$16,644	$18,113	$17,747	$18,661	$22,489

Purchased with credit deterioration (“PCD”) loans	$58,348	$13,265	$13,281	$13,432	$16,306

Delinquent loans 30 to 89 days	$52,049	$14,798	$19,905	$20,029	$21,578

Troubled debt restructurings:
Non-performing (included in total non-performing loans above)	$6,249	$6,566	$6,152	$6,815	$6,484
Performing	16,102	18,042	18,977	19,314	19,690

Total troubled debt restructurings	$22,351	$24,608	$25,129	$26,129	$26,174

Allowance for credit losses	$29,635	$16,852	$16,636	$16,135	$16,705

Allowance for credit losses as a percent of total loans receivable	0.37%	0.27%	0.27%	0.27%	0.28%
Allowance for credit losses as a percent of total non-performing loans	183.38	94.41	95.32	90.67	79.95
Non-performing loans as a percent of total loans receivable	0.20	0.29	0.29	0.30	0.35
Non-performing assets as a percent of total assets	0.16	0.22	0.22	0.23	0.28

NET CHARGE-OFFS	For the Three Months Ended
	March 31, 2020		December 31, 2019	September 30, 2019	June 30, 2019		March 31, 2019
Net charge-offs:
Loan charge-offs	$(1,384)		$(445)	$(353)	$(1,138)		$(868)
Recoveries on loans	230		306	549	212		376

Net loan recoveries (charge-offs)	$(1,154	)(1)	$(139)	$196	$(926	)(1)	$(492)

Net loan charge-offs to average total loans (annualized)	0.06%		0.01%	NM *	0.06%		0.03%
Net charge-off detail - (loss) recovery:
Commercial	$59		$163	$256	$(58)		$(58)
Residential real estate	(1,112)		(61)	12	(728)		(425)
Home equity loans and lines	(36)		(240)	(10)	(121)		(4)
Other consumer	(65)		(1)	(62)	(19)		(5)

Net loan recoveries (charge-offs)	$(1,154	)(1)	$(139)	$196	$(926	)(1)	$(492)

(1)	Included in net loan charge-offs for the three months ended March 31, 2020 and June 30 2019 are $949 and $429, respectively, relating to under-performing loans sold.
*	Not Meaningful

OceanFirst Financial Corp.

ANALYSIS OF NET INTEREST INCOME

	For the Three Months Ended
	March 31, 2020			December 31, 2019			March 31, 2019
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:
Interest-earning assets:
Interest-earning deposits and short-term investments	$63,726	$342	2.16%	$43,495	$196	1.79%	$79,911	$467	2.37%
Securities (1)	1,186,535	7,921	2.68	1,008,461	6,581	2.59	1,067,150	6,954	2.64
Loans receivable, net (2)
Commercial	4,960,991	59,875	4.85	3,442,771	42,416	4.89	3,211,296	41,408	5.23
Residential	2,473,410	24,628	3.98	2,309,741	22,469	3.89	2,094,131	21,404	4.09
Home Equity	339,003	4,070	4.83	323,878	4,243	5.20	353,358	4,707	5.40
Other	87,478	1,371	6.30	94,350	1,170	4.92	119,185	1,482	5.04
Allowance for credit losses net of deferred loan fees	(10,220)	—	—	(7,932)	—	—	(10,083)	—	—

Loans Receivable, net	7,850,662	89,944	4.61	6,162,808	70,298	4.53	5,767,887	69,001	4.85

Total interest-earning assets	9,100,923	98,207	4.34	7,214,764	77,075	4.24	6,914,948	76,422	4.48

Non-interest-earning assets	1,231,886			977,413			924,368

Total assets	$10,332,809			$8,192,177			$7,839,316

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
Interest-bearing checking	$2,807,793	5,132	0.74%	$2,562,059	4,477	0.69%	$2,508,669	3,745	0.61%
Money market	614,062	1,040	0.68	592,116	1,243	0.83	623,868	1,157	0.75
Savings	1,403,338	1,555	0.45	899,051	308	0.14	904,047	286	0.13
Time deposits	1,459,348	6,209	1.71	931,228	4,186	1.78	932,341	3,451	1.50

Total	6,284,541	13,936	0.89	4,984,454	10,214	0.81	4,968,925	8,639	0.71
FHLB Advances	631,329	2,824	1.80	412,073	2,075	2.00	339,686	1,839	2.20
Securities sold under agreements to repurchase	82,105	95	0.47	68,257	85	0.49	65,295	55	0.34
Other borrowings	118,851	1,707	5.78	96,712	1,347	5.53	99,517	1,501	6.12

Total interest-bearing liabilities	7,116,826	18,562	1.05	5,561,496	13,721	0.98	5,473,423	12,034	0.89

Non-interest-bearing deposits	1,687,582			1,393,002			1,211,934
Non-interest-bearing liabilities	113,477			92,014			55,975

Total liabilities	8,917,885			7,046,512			6,741,332
Stockholders’ equity	1,414,924			1,145,665			1,097,984

Total liabilities and equity	$10,332,809			$8,192,177			$7,839,316

Net interest income		$79,645			$63,354			$64,388

Net interest rate spread (3)			3.29%			3.26%			3.59%

Net interest margin (4)			3.52%			3.48%			3.78%

Total cost of deposits (including non-interest-bearing deposits)			0.70%			0.64%			0.57%

(1)	Amounts represent debt and equity securities, including FHLB and Federal Reserve Bank stock, and are recorded at average amortized cost.
(2)	Amount is net of deferred loan fees, undisbursed loan funds, discounts and premiums and estimated credit loss allowances and includes loans held for sale and non-performing loans.
(3)	Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest-earning assets.

OceanFirst Financial Corp.

SELECTED QUARTERLY FINANCIAL DATA

(in thousands, except per share amounts)

	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Selected Financial Condition Data:
Total assets	$10,489,074	$8,246,145	$8,135,173	$8,029,057	$8,092,948
Debt securities available-for-sale, at estimated fair value	153,738	150,960	127,308	123,610	122,558
Debt securities held-to-maturity, net of allowance for credit losses	914,255	768,873	819,253	863,838	900,614
Equity investments, at estimated fair value	14,409	10,136	10,145	10,002	9,816
Restricted equity investments, at cost	81,005	62,356	62,095	59,425	55,663
Loans receivable, net of allowance for credit losses	7,913,541	6,207,680	6,081,938	5,943,930	5,968,830
Deposits	7,892,067	6,328,777	6,220,855	6,187,487	6,290,485
Federal Home Loan Bank advances	825,824	519,260	512,149	453,646	418,016
Securities sold under agreements to repurchase and other borrowings	210,388	168,540	161,734	158,619	165,753
Stockholders’ equity	1,409,834	1,153,119	1,144,528	1,137,295	1,127,163

	For the Three Months Ended,
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Selected Operating Data:
Interest income	$98,207	$77,075	$76,887	$78,410	$76,422
Interest expense	18,562	13,721	13,495	13,573	12,034

Net interest income	79,645	63,354	63,392	64,837	64,388
Credit loss expense	9,969	355	305	356	620

Net interest income after credit loss expense	69,676	62,999	63,087	64,481	63,768
Other income	13,697	11,231	11,543	9,879	9,512
Operating expenses	51,675	43,589	40,884	43,289	41,827
Branch consolidation expense	2,594	268	1,696	6,695	391
Merger related expenses	8,527	3,742	777	931	5,053

Income before provision for income taxes	20,577	26,631	31,273	23,445	26,009
Provision for income taxes	4,044	3,181	6,302	4,465	4,836

Net income	$16,533	$23,450	$24,971	$18,980	$21,173

Diluted earnings per share	$0.27	$0.47	$0.49	$0.37	$0.42

Net accretion/amortization of purchase accounting adjustments included in net interest income	$5,533	$3,501	$2,769	$3,663	$4,027

(continued)

	At or For the Three Months Ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Selected Financial Ratios and Other Data (1):
Performance Ratios (Annualized):
Return on average assets (2)	0.64%	1.14%	1.23%	0.94%	1.10%
Return on average tangible assets (2) (3)	0.68	1.19	1.29	0.99	1.15
Return on average stockholders’ equity (2)	4.70	8.12	8.66	6.73	7.82
Return on average tangible stockholders’ equity (2) (3)	7.50	12.33	13.18	10.32	11.97
Stockholders’ equity to total assets	13.44	13.98	14.07	14.16	13.93
Tangible stockholders’ equity to tangible assets (3)	8.85	9.71	9.73	9.76	9.53
Net interest rate spread	3.29	3.26	3.32	3.45	3.59
Net interest margin	3.52	3.48	3.55	3.66	3.78
Operating expenses to average assets (2)	2.44	2.31	2.13	2.53	2.45
Efficiency ratio (2) (4)	67.28	63.82	57.86	68.14	63.97
Loans to deposits	100.27	98.09	97.77	96.06	94.89

(continued)

	At or For the Three Months Ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Trust and Asset Management:
Wealth assets under administration	$173,856	$195,415	$194,137	$199,554	$200,130
Nest Egg	43,528	34,865	23,946	9,755	4,052
Per Share Data:
Cash dividends per common share	$0.17	$0.17	$0.17	$0.17	$0.17
Stockholders’ equity per common share at end of period	23.38	22.88	22.57	22.24	22.00
Tangible stockholders’ equity per common share at end of period (3)	14.62	15.13	14.86	14.57	14.32
Common shares outstanding at end of period	60,311,717	50,405,048	50,700,586	51,131,804	51,233,944
Number of full-service customer facilities:	75	56	56	60	63
Quarterly Average Balances
Total securities	$1,186,535	$1,008,461	$1,039,560	$1,080,690	$1,067,150
Loans receivable, net	7,850,662	6,162,808	6,008,325	5,948,312	5,767,887
Total interest-earning assets	9,100,923	7,214,764	7,088,817	7,096,216	6,914,948
Total assets	10,332,809	8,192,177	8,073,238	8,068,899	7,839,316
Interest-bearing transaction deposits	4,825,193	4,053,226	3,971,380	4,051,539	4,036,584
Time deposits	1,459,348	931,228	920,032	934,470	932,341
Total borrowed funds	832,285	577,042	552,998	566,785	504,498
Total interest-bearing liabilities	7,116,826	5,561,496	5,444,410	5,552,794	5,473,423
Non-interest bearing deposits	1,687,582	1,393,002	1,396,259	1,302,147	1,211,934
Stockholders’ equity	1,414,924	1,145,665	1,143,701	1,131,165	1,097,984
Total deposits	7,972,123	6,377,456	6,287,671	6,288,156	6,180,859
Quarterly Yields
Total securities	2.68%	2.59%	2.64%	2.64%	2.64%
Loans receivable, net	4.61	4.53	4.60	4.78	4.85
Total interest-earning assets	4.34	4.24	4.30	4.43	4.48
Interest-bearing transaction deposits	0.64	0.59	0.58	0.58	0.52
Time deposits	1.71	1.78	1.72	1.66	1.50
Borrowed funds	2.24	2.41	2.64	2.70	2.73
Total interest-bearing liabilities	1.05	0.98	0.98	0.98	0.89
Net interest spread	3.29	3.26	3.32	3.45	3.59
Net interest margin	3.52	3.48	3.55	3.66	3.78
Total deposits	0.70	0.64	0.62	0.62	0.57

(1)	With the exception of end of quarter ratios, all ratios are based on average daily balances.
(2)

Performance ratios for each period include merger related expenses, branch consolidation expenses, opening credit loss expense, non-recurring professional fees, compensation expense due to the retirement of an executive officer, the reduction in income tax expense from the revaluation of state deferred tax assets as a result of a change in the New Jersey tax code. Refer to Other Items—Non-GAAP Reconciliation for impact of these items.

(3)	Tangible stockholders’ equity and tangible assets exclude intangible assets relating to goodwill and core deposit intangible.
(4)	Efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.

OceanFirst Financial Corp.

OTHER ITEMS

(dollars in thousands, except per share amounts)

NON-GAAP RECONCILIATION

	For the Three Months Ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Core earnings:
Net income	$16,533	$23,450	$24,971	$18,980	$21,173
Non-recurring items:
Add: Merger related expenses	8,527	3,742	777	931	5,053
Branch consolidation expenses	2,594	268	1,696	6,695	391
Two River & Country Bank opening credit loss expense under the CECL model	2,447	—	—	—	—
Non-recurring professional fees	—	1,274	750	—	—
Compensation expense due to the retirement of an executive officer	—	—	—	1,256	—
Income tax benefit related to change in New Jersey tax code	—	(2,205)	—	—	—
Less: Income tax expense on items	(3,121)	(793)	(663)	(1,867)	(1,039)

Core earnings	$26,980	$25,736	$27,531	$25,995	$25,578

Core diluted earnings per share	$0.45	$0.51	$0.54	$0.51	$0.51

Core ratios (Annualized):
Return on average assets	1.05%	1.25%	1.35%	1.29%	1.32%
Return on average tangible assets	1.11	1.31	1.42	1.36	1.39
Return on average tangible stockholders’ equity	12.25	13.53	14.53	14.14	14.46
Efficiency ratio	55.36	56.73	53.56	56.26	56.60

COMPUTATION OF TOTAL TANGIBLE EQUITY TO TOTAL TANGIBLE ASSETS

	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total stockholders’ equity	$1,409,834	$1,153,119	$1,144,528	$1,137,295	$1,127,163
Less:
Goodwill	500,093	374,632	374,537	374,592	375,096
Core deposit intangible	28,276	15,607	16,605	17,614	18,629

Tangible stockholders’ equity	$881,465	$762,880	$753,386	$745,089	$733,438

Total assets	$10,489,074	$8,246,145	$8,135,173	$8,029,057	$8,092,948
Less:
Goodwill	500,093	374,632	374,537	374,592	375,096
Core deposit intangible	28,276	15,607	16,605	17,614	18,629

Tangible assets	$9,960,705	$7,855,906	$7,744,031	$7,636,851	$7,699,223

Tangible stockholders’ equity to tangible assets	8.85%	9.71%	9.73%	9.76%	9.53%

(continued)

ACQUISITION DATE - FAIR VALUE BALANCE SHEET

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition for Capital Bank, net of the total consideration paid (in thousands):

	At January 31, 2019
	Capital Bank Book Value	Purchase Accounting Adjustments	Fair Value
Total Purchase Price:			$76,834

Assets acquired:
Cash and cash equivalents	$59,748	$—	$59,748
Securities	103,798	(23)	103,775
Loans	312,320	(5,020)	307,300
Accrued interest receivable	1,387	3	1,390
Bank Owned Life Insurance	10,460	—	10,460
Deferred tax asset	1,605	2,496	4,101
Other assets	9,384	(4,404)	4,980
Core deposit intangible	—	2,662	2,662

Total assets acquired	498,702	(4,286)	494,416

Liabilities assumed:
Deposits	(448,792)	(226)	(449,018)
Other liabilities	(827)	(4,383)	(5,210)

Total liabilities assumed	(449,619)	(4,609)	(454,228)

Net assets acquired	$49,083	$(8,895)	$40,188

Goodwill recorded in the merger			$36,646

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information relative to the closing date estimates and uncertainties become available. On January 31, 2020, the Company finalized its review of the acquired assets and liabilities and will not be recording any further adjustments to the carrying value.

(continued)

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition for Two River, net of the total consideration paid (in thousands):

	At January 1, 2020
	Two River Book Value	Purchase Accounting Adjustments	Estimated Fair Value
Total Purchase Price:			$197,050

Assets acquired:
Cash and cash equivalents	$51,102	$—	$51,102
Securities	62,832	1,549	64,381
Loans	940,885	(49)	940,836
Accrued interest receivable	2,382	—	2,382
Bank Owned Life Insurance	22,440	—	22,440
Deferred tax asset	5,201	(1,850)	3,351
Other assets	18,662	(2,700)	15,962
Core deposit intangible	—	12,130	12,130

Total assets acquired	1,103,504	9,080	1,112,584

Liabilities assumed:
Deposits	(939,132)	(2,618)	(941,750)
Other liabilities	(58,935)	(21)	(58,956)

Total liabilities assumed	(998,067)	(2,639)	(1,000,706)

Net assets acquired	$105,437	$6,441	$111,878

Goodwill recorded in the merger			$85,172

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information relative to the closing date estimates and uncertainties become available. As the Company finalizes its review of the acquired assets and liabilities, certain adjustments to recorded carrying values may be required.

(continued)

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition for Country Bank, net of the total consideration paid (in thousands):

	At January 1, 2020
	Country Bank Book Value	Purchase Accounting Adjustments	Estimated Fair Value
Total Purchase Price:			$112,836

Assets acquired:
Cash and cash equivalents	$20,799	$—	$20,799
Securities	144,460	39	144,499
Loans	614,285	4,376	618,661
Accrued interest receivable	1,779	—	1,779
Bank Owned Life Insurance	—	—	—
Deferred tax asset	(3,254)	(897)	(4,151)
Other assets	10,327	(1,134)	9,193
Core deposit intangible	—	2,117	2,117

Total assets acquired	788,396	4,501	792,897

Liabilities assumed:
Deposits	(649,399)	(3,254)	(652,653)
Other liabilities	(69,244)	1,980	(67,264)

Total liabilities assumed	(718,643)	(1,274)	(719,917)

Net assets acquired	$69,753	$3,227	$72,980

Goodwill recorded in the merger			$39,856

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information relative to the closing date estimates and uncertainties become available. As the Company finalizes its review of the acquired assets and liabilities, certain adjustments to recorded carrying values may be required.

The preliminary financial results presented above are subject to the completion of our financial closing procedures and related review. Those procedures have not been completed. Accordingly, these results may change and those changes may be material. The preliminary financial results included in this prospectus supplement have been prepared by, and are the responsibility of, our management. KPMG LLP, our independent registered public accounting firm, has not reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial results. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

THE OFFERING

The following summary contains selected information about the Series A Preferred Stock and is not complete. It does not contain all the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein, before making a decision about whether to invest in the depositary shares. For a more complete understanding of the depositary shares and the Series A Preferred Stock, you should read the sections of this prospectus supplement entitled “Description of Preferred Stock” and “Description of Depositary Shares.”

Issuer	OceanFirst Financial Corp.

Securities Offered	depositary shares each representing a 1/40th ownership interest in a share of our % Series A Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, $0.01 par value (the “Series A Preferred Stock”), with a liquidation preference of $1,000 per share of Series A Preferred Stock (equivalent to $25 per depositary share). Each holder of a depositary share will be entitled to all rights and preferences of the Series A Preferred Stock (including dividend, voting, redemption and liquidation rights) in proportion to such holder’s investment in the underlying shares of Series A Preferred Stock.

We may from time to time, without notice to or the consent of holders of the Series A Preferred Stock, issue additional shares of Series A Preferred Stock. The additional shares would form a single series together with all previously issued shares of Series A Preferred Stock. In the event we issue additional shares of Series A Preferred Stock, we will cause a corresponding number of additional depositary shares to be issued.

We have granted the underwriters an option to purchase up to an additional depositary shares from us, at the public offering price, less underwriting discounts, for 30 days after the date of this prospectus supplement, solely to cover over-allotments, if any.

No Maturity	The Series A Preferred Stock does not have any maturity date, and we are not required to redeem or repurchase the Series A Preferred Stock at any time. Accordingly, the Series A Preferred Stock will remain outstanding perpetually, unless and until we decide to redeem or repurchase it and, if required, receive prior approval of the Federal Reserve to do so.

Ranking	With respect to the payment of dividends and distributions upon our liquidation, dissolution, or winding-up, the Series A Preferred Stock will rank:

•

senior to our common stock and to any class or series of our capital stock we may issue in the future that is not expressly stated to be on parity with or senior to the Series A Preferred Stock with respect to such dividends and distributions;

•

on parity with, or equally to, any class or series of our capital stock we have issued and may issue in the future that is expressly stated to be on parity with the Series A Preferred Stock with respect to such dividends and distributions; and

•

junior to any class or series of our capital stock we may issue in the future that is expressly stated to be senior to the Series A Preferred Stock with respect to such dividends and distributions, if the issuance is approved by the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock.

Dividends	We will pay dividends on the Series A Preferred Stock only when, as, and if declared by our board of directors or a duly authorized committee of our board of directors.

Dividends will accrue and be payable from and including the date of original issuance to, but excluding , 2025 or the date of earlier redemption (the “fixed rate period”), at a rate of % per annum. Dividends will accrue and be payable from and including , 2025 to, but excluding, the date of earlier redemption (the “floating rate period”), at a floating rate per annum equal to the Benchmark rate (as defined under “Description of Preferred Stock—Dividends”), which is expected to be Three-Month Term SOFR, plus basis points. Upon payment of any dividends on the Series A Preferred Stock, holders of depositary shares are expected to receive a proportionate payment.

Dividends on the Series A Preferred Stock will not be cumulative and will not be mandatory. If our board of directors or a duly authorized committee of our board of directors does not declare a dividend on the Series A Preferred Stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date, or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our board of directors or a duly authorized committee of our board of directors declares a dividend on the Series A Preferred Stock for any future dividend period.

So long as any Series A Preferred Stock remains outstanding, unless full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Series A Preferred Stock, we may not, subject to certain important exceptions:

•	declare, pay or set aside for payment any dividend or distribution on any shares of capital stock ranking junior to the Series A Preferred Stock as to dividend or liquidation rights;

•	repurchase, redeem or otherwise acquire for consideration, directly or indirectly, any shares of capital stock ranking junior to the Series A Preferred Stock as to dividend or liquidation rights; or

•

repurchase, redeem or otherwise acquire for consideration, directly or indirectly, any shares of capital stock ranking on parity with the Series A Preferred Stock, including the Series A Preferred Stock, as to dividend or liquidation rights.

See “Description of Preferred Stock—Priority of Dividends.”

Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, upon the shares of the Series A Preferred Stock and any shares of capital stock ranking on a parity with the Series A Preferred Stock as to dividend rights (“dividend parity stock”), dividends may be declared and paid upon shares of the Series A Preferred Stock and the dividend parity stock pro rata in proportion to the respective amounts of undeclared and unpaid dividends on the Series A Preferred Stock and all parity stock payable on such dividend payment date.

Subject to the foregoing, and not otherwise, dividends (payable in cash, stock, or otherwise) may be declared and paid on our common stock, and any other class or series of capital stock that ranks junior to the Series A Preferred Stock as to dividend and liquidation rights, from time to time out of any assets legally available for such payment, and the holders of the Series A Preferred Stock or dividend parity stock shall not be entitled to participate in any such dividend.

Our ability to pay dividends on the Series A Preferred Stock is subject to certain legal, regulatory, and other prohibitions and other restrictions described under “Description of Preferred Stock—Dividends” in this prospectus supplement.

Dividend Payment Dates	When, as, and if declared by our board of directors or a duly authorized committee of our board of directors, and to the extent we have the funds legally available, we will pay cash dividends on Series A Preferred Stock quarterly, in arrears, on , , , and of each year (each such date is referred to as a dividend payment date), beginning on , 2020.

Redemption	The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund, or other similar provision.

We may redeem the Series A Preferred Stock at our option, subject to regulatory approval (if then required), at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without accumulation of any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on                 , 2025 or on any dividend payment date on or after                 , 2025 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined herein). If we redeem the Series A Preferred Stock, the depositary is expected to redeem a proportionate number of depositary shares. See “Description of Preferred Stock—Redemption.”

Neither the holders of Series A Preferred Stock nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series A Preferred Stock.

Liquidation Rights	Upon our voluntary or involuntary liquidation, dissolution, or winding-up, the holders of the outstanding shares of Series A Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders, before any distribution of assets is made to holders of common stock or any other junior stock, a liquidating distribution in the amount of a liquidation preference of $1,000 per share (equivalent to $25 per depositary share), plus the sum of any declared and unpaid dividends for prior dividend periods prior to the dividend period in which the liquidating distribution is made and any declared and unpaid dividends for the then current dividend period in which the liquidating distribution is made to the date of such liquidating distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets.

Distributions will be made only to the extent that our assets are available after satisfaction of all liabilities to depositors and creditors and subject to the rights of holders of any securities ranking senior to the Series A Preferred Stock. If our remaining assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding Series A Preferred Stock and all parity stock, then we will distribute our assets to those holders pro rata in proportion to the full liquidating distributions to which they would otherwise have received.

Voting Rights	Holders of the Series A Preferred Stock will have no voting rights except with respect to certain changes in the terms of the Series A Preferred Stock and the issuance of capital stock ranking senior to the Series A Preferred Stock, in the case of certain dividend nonpayments, certain other fundamental corporate events, and as otherwise expressly required by applicable law. See “Description of Preferred Stock—Voting Rights” in this prospectus supplement.

Preemptive and Conversion Rights	None.

Listing	We have filed an application to list the depositary shares on the Nasdaq Global Select Market under the symbol “ .” If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $ (or approximately $ if the underwriters exercise in full their over-allotment option), after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use these proceeds for general corporate purposes, which may include providing capital to support our organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of our common stock and for investments in the Bank as regulatory capital. See “Use of Proceeds” in this prospectus supplement.

U.S. Federal Income Tax Considerations	For a discussion of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Series A Preferred Stock, see “U.S. Federal Income Tax Considerations.”
Certain ERISA and Related Considerations	For a discussion of certain prohibited transactions and fiduciary duty issues pertaining to purchases by or on behalf of an employee benefit plan, please read “Certain ERISA and Related Considerations” below.

Depositary, Registrar, and Transfer Agent	Broadridge Corporation Issuer Solutions, Inc. is the transfer agent and registrar for the Series A Preferred Stock and the depositary for the depositary shares.

Risk Factors	An investment in the depositary shares involves risks. You should carefully consider the information contained under “Risk Factors” in this prospectus supplement and the accompanying prospectus and Item “1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated financial data presented below as of and for the years ended December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Results from past periods are not necessarily indicative of results that may be expected for any future period. See “Prospectus Supplement Summary—Results For Quarter Ended March 31, 2020” for information on our results for the quarter ended March 31, 2020.

This summary historical financial data should be read in conjunction with the information in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019 and with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	As of and for the years ended December 31,
(dollars in thousands, except per share data)	2019	2018	2017	2016	2015
Summary of Operations
Interest income	$308,794	$276,654	$188,829	$133,425	$85,863
Interest expense	52,823	36,152	19,611	13,163	19,611

Net interest income	255,971	240,502	169,218	120,262	76,829
Provision for loan losses	1,636	3,490	4,445	2,623	1,275
Total other income	42,165	34,827	27,072	20,412	16,426
Total operating expenses	189,142	186,337	126,520	102,852	60,775

Income before provision for income taxes	107,358	85,502	65,325	35,199	31,205
Provision for income taxes	18,784	13,570	22,855	12,153	10,883

Net income	$88,574	$71,932	$42,470	$23,046	$20,322

Per Common Share Data
Basic earnings per share	$1.77	$1.54	$1.32	$1.00	$1.22
Diluted earnings per share	1.75	1.51	1.28	0.98	1.21
Cash dividends per common share	0.68	0.62	0.60	0.54	0.52
Stockholders’ equity per common share at end of period	22.88	21.68	18.47	17.80	13.79
Return on average:
Assets (1)	1.10%	0.98%	0.80%	0.62%	0.82%
Stockholders’ equity (1)	7.84	7.31	7.20	6.08	8.92
Tangible stockholders’ equity (1)(2)	11.96	11.16	9.82	7.13	8.96
Stockholders’ equity to total assets	13.98	13.83	11.11	11.07	9.19
Non-performing loans as a percent of total loans receivable (3)(4)	0.29	0.31	0.52	0.35	0.91
Non-performing assets as a percent of total assets (4)	0.22	0.25	0.54	0.45	1.05
Allowance for loan losses as a percent of total loans receivable (4)	0.27	0.30	0.40	0.40	0.84
Allowance for loan losses as a percent of total nonperforming loans (4)	94.41	95.19	75.35	111.92	91.51

	As of December 31,
(dollars in thousands)	2019	2018	2017	2016	2015
Financial Condition Data
Cash and due from banks	$120,544	$120,792	$109,613	$301,373	$43,946
Total assets	8,246,145	7,516,154	5,416,006	5,166,917	2,593,068
Loans receivable, net (5)	6,207,680	5,579,222	3,965,773	3,803,443	1,970,703
Securities (6)	992,325	1,013,966	874,067	630,000	444,693
Deposits	6,328,777	5,814,569	4,342,798	4,187,750	1,916,678
Borrowings	687,800	610,673	424,878	376,992	422,757
Stockholders’ equity	1,153,119	1,039,358	601,941	571,903	238,446

(1)

Performance ratios for 2019 include merger related expenses, branch consolidation expenses, non-recurring professional fees, compensation expense due to the retirement of an executive officer, and the reduction in income tax expense from the revaluation of state deferred tax assets as a result of a change in the New Jersey tax code of $20.6 million with an after tax cost of $16.3 million. Performance ratios for 2018 include merger related expenses, branch consolidation expenses, and an income tax benefit related to Tax Reform of $28.2 million with an after tax cost of $22.2 million. Performance ratios for 2017 include merger related expenses, branch consolidation expenses, and additional income tax expense related to Tax Reform of $18.1 million with an after tax cost of $13.5 million. Performance ratios for 2016 include merger related expenses and the Federal Home Loan Bank advance prepayment fee totaling $16.7 million with an after tax cost of $11.9 million. Performance ratios for 2015 include merger related expenses of $1.9 million with an after tax cost of $1.3 million.

(2)	Tangible stockholders’ equity and tangible assets exclude intangible assets relating to goodwill and core deposit intangible.
(3)	Total loans receivable includes loans receivable and loans held-for-sale.
(4)

Non-performing assets consisting of non-performing loans and real estate acquired through foreclosure. Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is the Company’s policy to cease accruing interest on all such loans and to reserve previously accrued interest.

(5)	Amount is net of deferred loan fees, undisbursed loan funds, discounts and premiums and estimated loss allowances and includes loans held-for-sale and non-performing loans.
(6)

Amounts represent debt and equity securities, including FHLB and Federal Reserve stock, and are recorded at average amortized cost. Debt securities include Debt available-for-sale, at estimated value and Debt securities held-to-maturity, net. Equity securities include Equity investments, at estimated fair value and Restricted equity investments, at cost.

RISK FACTORS

An investment in the depositary shares involves a number of risks. This prospectus supplement does not describe all of those risks. Before you decide whether an investment in the depositary shares is suitable for you, you should carefully consider the risks described below relating to the offering as well as the risk factors concerning our business included in the accompanying prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in addition to the other information in this prospectus supplement and the accompanying prospectus, including our other filings which are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus for discussions of these other filings. The prospectus is qualified in its entirety by these risk factors.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could adversely affect our business activities, financial condition, and results of operations and such effects will depend on future developments, which are highly uncertain and difficult to predict.

Global health concerns relating to the COVID-19 outbreak and related government actions taken to reduce the spread of the virus have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty and reduced economic activity. The COVID-19 outbreak has led to federal, state and local governments enacting various restrictions in an attempt to limit the spread of the virus, including the declaration of a federal National Emergency; multiple cities’ and states’ declarations of states of emergency; school and business closings; limitations on social or public gatherings and other social distancing measures, such as working remotely; travel restrictions, quarantines and shelter in place orders. Such measures have significantly contributed to the sudden increase in the unemployment rate and changes in consumer and business spending, borrowing needs and saving habits. In addition, the Trump Administration, Congress, and various federal agencies and state governments have taken measures to address the economic and social consequences of the pandemic, including the passage of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), and the Main Street Lending Program. The CARES Act, among other things, provides certain measures to support individuals and businesses in maintaining solvency through monetary relief, including in the form of financing, loan forgiveness and automatic forbearance. Beginning in early April 2020, we began processing loan applications under the Paycheck Protection Program created under the CARES Act. There can be no assurance that the steps taken by the U.S. government will be effective or achieve their desired results in a timely fashion. Additionally, there can be no assurance that federal and state agencies will not pass further measures that provide accommodations that could impact our financial results.

Additionally, the COVID-19 pandemic has significantly affected the financial markets and has resulted in a number of FRB actions. Market interest rates have declined significantly. In March 2020, the Federal Reserve reduced the target federal funds rate and announced a $700 billion quantitative easing program in response to the expected economic downturn caused by the COVID-19 pandemic. In addition, the Federal Reserve reduced the interest that it pays on excess reserves. We expect that these reductions in interest rates, especially if prolonged, could adversely affect our net interest income and margins and our profitability. The Federal Reserve also launched the Main Street Lending Program, which will offer deferred interest on four-year loans to small and mid-sized businesses. The full impact of the COVID-19 pandemic on our business activities as a result of new government and regulatory policies, programs and guidelines, as well as market reactions to such activities, remains uncertain.

The economic effects of the COVID-19 outbreak have had a destabilizing effect on financial markets, key market indices and overall economic activity. The uncertainty regarding the duration of the pandemic and the resulting economic disruption has caused increased market volatility and may lead to a prolonged economic recession and/or a significant decrease in consumer confidence and business activity generally. The continuation of these conditions caused by the outbreak, including the impacts of the CARES Act and other federal and state measures, specifically with respect to loan forbearances, can be expected to adversely impact our businesses and results of operations and the operations of our borrowers, customers and business partners. In particular, these events can be expected to, among other things, (i) increase credit loss expenses, (ii) adversely affect customer deposits and the stability of our deposit base, or otherwise impair our liquidity, (iii) impair the ability of our borrowers to repay outstanding loans or other obligations, resulting in increases in delinquencies, (iv) reduce the demand for our loans, our wealth management revenues or the demand for our other products and services, (v) impact the credit worthiness of potential and current borrowers, (vi) negatively impact the productivity and availability of key personnel and other employees necessary to conduct our business, and of third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions, (vii) impair the ability of loan guarantors to honor commitments, (viii) impair the value of the collateral securing loans (particularly with respect to real estate), (ix) impair the value of our securities portfolio, (x) require an increase in our allowance for loan losses, (xi) negatively impact our regulatory capital ratios, (xii) increase cyber and payment fraud risk, given increased online and remote activity, (xiii) create stress on our operations and systems associated with our participation in the Paycheck Protection Program as a result of high demand and volume of applications, (xiv) result in increased compliance risk as we become subject to new regulatory and other requirements associated with the Paycheck Protection Program and other new programs in which we participate, and (xv) broadly result in lost revenue and income.

Additionally, in response to the COVID-19 pandemic, the Bank is offering payment relief to borrowers affected by COVID-19, has temporarily closed certain branch locations and is directing branch customers to drive-thru windows and online banking services. These operational changes increased our operating expenses for the quarter ended March 31, 2020 and may continue to impact our financial performance. Prolonged measures by public health or other governmental authorities encouraging or requiring significant restrictions on travel, assembly or other core business practices would further harm our business and those of our customers, in particular our small to medium-sized business customers. Although we have business continuity plans and other safeguards in place, there is no assurance that they will be effective.

The ultimate impact of these factors is highly uncertain at this time and we do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the decline in economic conditions generally and a prolonged negative impact on small to medium-sized businesses, in particular, due to the COVID-19 pandemic will likely result in a material adverse effect on our business, financial condition and results of operations and may heighten many of our known risks described herein and in our other filings with the SEC.

You are making an investment decision about both the depositary shares and the Series A Preferred Stock.

As described in this prospectus supplement, we are issuing depositary shares representing fractional interests in the Series A Preferred Stock. The depositary will rely solely on the payments it receives on the Series A Preferred Stock to fund all dividend payments on the depositary shares. You should carefully review the information in this prospectus supplement and the accompanying prospectus regarding both of these securities before making an investment decision.

The Series A Preferred Stock will be an equity security and will be subordinate to our existing and future indebtedness.

The shares of Series A Preferred Stock will be equity interests and will not constitute indebtedness of our company. This means that the depositary shares, which represent fractional interests in shares of Series A Preferred Stock, will rank junior to all of our existing and future indebtedness and our other non-equity claims with respect to assets available to satisfy claims against us, including claims in the event of our liquidation. On April 29, 2020, we priced the offering of the Notes described in “Prospectus Supplement Summary—Offering of Subordinated Notes.” The Series A Preferred Stock and depositary shares will rank junior to the Notes.

As of December 31, 2019, our total liabilities were approximately $7.09 billion, and we may incur additional indebtedness in the future to increase our capital resources. Additionally, if our capital ratios fall below minimum ratios required by the Federal Reserve, we could be required to raise additional capital by making additional offerings of debt securities, including medium-term notes, senior or subordinated notes, or other applicable securities. The Series A Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below in “Risk Factors—Holders of the Series A Preferred Stock and the depositary shares will have limited voting rights.” Further, our existing and future indebtedness may restrict the payment of dividends on the Series A Preferred Stock.

The Series A Preferred Stock may be junior in rights and preferences to our future preferred stock.

The Series A Preferred Stock may rank junior to preferred stock issued in the future that by its terms is expressly senior in rights and preferences to the Series A Preferred Stock, although the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series A Preferred Stock is required to authorize or issue any shares of stock senior in rights and preferences to the Series A Preferred Stock. The terms of any future preferred stock expressly senior to the Series A Preferred Stock may restrict dividend payments on the Series A Preferred Stock.

Dividends on the Series A Preferred Stock are discretionary and non-cumulative.

Dividends on the Series A Preferred Stock are discretionary and will not be cumulative. If our board of directors or a duly authorized committee of our board of directors does not declare a dividend on the Series A Preferred Stock in respect of a dividend period, then no dividend shall be payable on the applicable dividend payment date, no dividend shall be deemed to have accumulated for such dividend period, and we will have no obligation to pay any dividend for that dividend period at any time, whether or not our board of directors or a duly authorized committee of our board of directors declares a dividend on the Series A Preferred Stock or any other class or series of our capital stock for any future dividend period. Any declaration and payment of dividends on the Series A Preferred Stock will depend upon, among other factors, our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the Series A Preferred Stock, any credit agreements to which we are a party, and other factors deemed relevant by our board of directors. In addition, under the Federal Reserve’s capital rules, dividends on the Series A Preferred Stock may only be paid out of our net income, retained earnings, or surplus related to other additional Tier 1 capital instruments.

Our ability to declare and pay dividends is subject to statutory and regulatory restrictions.

We are subject to statutory and regulatory limitations on our ability to declare and pay dividends on the Series A Preferred Stock. In particular, dividends on the Series A Preferred Stock will be subject to our receipt of any required prior approval by the Federal Reserve (if then required) and to the satisfaction of conditions set forth in the capital adequacy requirements of the Federal Reserve applicable to dividends on the Series A Preferred Stock. Under the Federal Reserve’s capital rules, dividends on the Series A Preferred Stock may only be paid out of our net income, retained earnings, or surplus related to other additional Tier 1 capital instruments.

You should not rely on indicative or historical data concerning SOFR.

The dividend rate during the floating rate period will be determined using Three-Month Term SOFR (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Three-Month Term SOFR, in which case the dividend rate will be based on the next-available Benchmark Replacement). In the following discussion of the Secured Overnight Financing Rate (“SOFR”), when we refer to SOFR-linked Series A Preferred Stock, we mean the Series A Preferred Stock at any time when the dividend rate on the Series A Preferred Stock is or will be determined based on SOFR, including Three-Month Term SOFR.

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral U.S. Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as general collateral finance repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service.

FRBNY states that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein.

FRBNY started publishing SOFR in April 2018. FRBNY has also started publishing historical indicative SOFRs dating back to 2014, although this historical indicative data inherently involves assumptions, estimates and approximations. You should not rely on this historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.

SOFR may be more volatile than other benchmark or market rates.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical actual or historical indicative data. In addition, the return on and value of the SOFR-linked Series A Preferred Stock may fluctuate more than floating rate securities that are linked to less volatile rates.

Changes in SOFR could adversely affect the dividend that accrues on the SOFR-linked Series A Preferred Stock and the trading prices for the SOFR-linked Series A Preferred Stock.

Because SOFR is published by FRBNY based on data received from other sources, we have no control over its determination, calculation or publication. There can be no assurance that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the SOFR-linked Series A Preferred Stock. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the dividends that accrue on the SOFR-linked Series A Preferred Stock, which may adversely affect the trading prices of the SOFR-linked Series A Preferred Stock. In addition, the dividend rate on the SOFR-linked Series A Preferred Stock for any day will not be adjusted for any modification or amendment to SOFR for that day that FRBNY may publish if the dividend rate for that day has already been determined prior to such publication. Further, if the Benchmark rate on the SOFR-linked Series A Preferred Stock during the floating rate period for any dividend period declines to zero or becomes negative, dividends will only accrue on the SOFR-linked Series A Preferred Stock at a rate equal to the spread of     % per annum with respect to that dividend period. There is no assurance that changes in SOFR could not have a material adverse effect on the value of and market for the SOFR-linked Series A Preferred Stock.

SOFR differs fundamentally from, and may not be a comparable substitute for, U.S. dollar LIBOR.

In June 2017, the Alternative Reference Rates Committee (the “ARRC”) convened by the Federal Reserve and FRBNY announced SOFR as its recommended alternative to the London interbank offered rate for U.S. dollar obligations (“U.S. dollar LIBOR”). However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from U.S. dollar LIBOR. For example, SOFR is a secured overnight rate, while U.S. dollar LIBOR is an unsecured rate that represents interbank funding over different maturities. In addition, because SOFR is a transaction-based rate, it is backward-looking, whereas U.S. dollar LIBOR is forward-looking. Because of these and other differences, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have done at any time, and there is no guarantee that it is a comparable substitute for U.S. dollar LIBOR.

Any failure of SOFR to gain market acceptance could adversely affect the trading prices of the SOFR-linked Series A Preferred Stock.

SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered to be a good representation of general funding conditions in the overnight U.S. Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR to be a suitable substitute or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen its market acceptance. Any failure of SOFR to gain market acceptance could adversely affect the return on, value of and market for the SOFR-linked Series A Preferred Stock.

Any market for the SOFR-linked Series A Preferred Stock may be illiquid or unpredictable.

Since SOFR is a relatively new market index, SOFR-linked equity securities likely will have no established trading market when issued, and an established trading market for the SOFR-linked Series A Preferred Stock may never develop or may not be very liquid. Market terms for securities that are linked to SOFR may evolve over time, and as a result, trading prices of the SOFR-linked Series A Preferred Stock may be lower than those of later-issued securities that are linked to SOFR. Similarly, if SOFR does not prove to be widely used in securities that are similar or comparable to the SOFR-linked Series A Preferred Stock, the trading price of the SOFR-linked Series A Preferred Stock may be lower than those of securities that are linked to rates that are more widely used. You may not be able to sell the SOFR-linked Series A Preferred Stock at all or may not be able to sell the SOFR-linked Series A Preferred Stock at prices that will provide you with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk. The manner of adoption or application of reference rates based on SOFR in the bond and equity markets may differ materially compared with the application and adoption of SOFR in other markets, such as the derivatives and loan markets. You should carefully consider how any potential inconsistencies between the adoption of reference rates based on SOFR across these markets may impact any hedging or other financial arrangements which you may put in place in connection with any acquisition, holding or disposal of the SOFR-linked Series A Preferred Stock.

The dividend rate for the Series A Preferred Stock during the floating rate period may be determined based on a rate other than Three-Month Term SOFR.

Under the terms of the Series A Preferred Stock, the dividend rate on the Series A Preferred Stock during the floating rate period will be based on Three-Month Term SOFR, a forward-looking term rate for a tenor of three months that will be based on SOFR. Three-Month Term SOFR does not currently exist and is currently being developed under the sponsorship of the ARRC. There is no assurance that the development of

Three-Month Term SOFR, or any other forward-looking term rate based on SOFR, will be completed. Uncertainty surrounding the development of forward-looking term rates based on SOFR could have a material adverse effect on the return on, value of and market for the Series A Preferred Stock. If, at the commencement of the floating rate period for the Series A Preferred Stock, the Federal Reserve and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto (“Relevant Governmental Body”) has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or the calculation agent determines that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the dividend rate on the Series A Preferred Stock during the floating rate period (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to that next-available Benchmark Replacement).

Under the terms of the Series A Preferred Stock, the calculation agent is expressly authorized to make determinations, decisions or elections with respect to technical, administrative or operational matters that it decides may be appropriate to reflect the use of Three-Month Term SOFR as the dividend rate for the Series A Preferred Stock in a manner substantially consistent with market practice, which are defined in the terms of the Series A Preferred Stock as “Three-Month Term SOFR Conventions.” For example, assuming that a form of Three-Month Term SOFR is developed, it is not currently known how or by whom rates for Three-Month Term SOFR will be published. Accordingly, the calculation agent will need to determine the applicable Three-Month Term SOFR during the floating rate period. The calculation agent’s determination and implementation of any Three-Month Term SOFR Conventions could result in adverse consequences to the dividend rate on the Series A Preferred Stock during the floating rate period, which could adversely affect the return on, value of and market for the Series A Preferred Stock.

Any Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR.

Under the benchmark transition provisions of the Series A Preferred Stock, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR, then the dividend rate on the Series A Preferred Stock during the floating rate period will be determined using the next-available Benchmark Replacement (which may include a related Benchmark Replacement Adjustment). However, the Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR. For example, Compounded SOFR, the first available Benchmark Replacement, is the compounded average of the daily Secured Overnight Financing Rates calculated in arrears, while Three-Month Term SOFR is intended to be a forward-looking rate with a tenor of three months. In addition, very limited market precedent exists for securities that use Compounded SOFR as the rate basis, and the method for calculating Compounded SOFR in those precedents varies. Further, the ISDA Fallback Rate, which is another Benchmark Replacement, has not yet been established and may change over time.

The implementation of Benchmark Replacement Conforming Changes could adversely affect the dividends that accrue on the Series A Preferred Stock and the trading prices for the Series A Preferred Stock.

Under the benchmark transition provisions of the Series A Preferred Stock, if a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) ISDA or (iii) in certain circumstances, the calculation agent. In addition, the benchmark transition provisions expressly authorize the calculation agent to make certain changes, which are defined in the terms of the Notes as “Benchmark Replacement Conforming Changes,” with respect to, among other things, the determination of the dividend rate, and the timing and frequency of determining rates and making payments. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement

Conforming Changes, could result in adverse consequences to the amount of dividends that accrue on the Series A Preferred Stock during the floating rate period, which could adversely affect the return on, value of and market for the Series A Preferred Stock. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

The dividends that accrue on the Series A Preferred Stock will vary after                , 2025.

During the fixed rate period, the Series A Preferred will accrue dividends at an initial rate of     % per annum. Thereafter, the dividends will accrue on the Series A Preferred Stock at a floating rate equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus                basis points, subject to the provisions under “Description of Preferred Stock—Dividends.” The dividend rate that is determined at the reference time for each dividend period will apply to the entire dividend period following such determination date even if the Benchmark rate increases during that period.

Floating rate preferred stock bears additional risks not associated with fixed rate equity securities. These risks include fluctuation of the dividend rate and the possibility that you will receive an amount of dividends that is lower than expected. We have no control over a number of matters that may impact the dividend rate, including, without limitation, economic, financial, and political events that are important in determining the existence, magnitude, and longevity of market volatility, and other risks and their impact on the value of, or payments made on, the Series A Preferred Stock.

We will act as the initial calculation agent and may have economic interests adverse to the interests of the holders of the Series A Preferred Stock.

The calculation agent will determine the dividend rate during the floating rate period. We will act as the initial calculation agent for the Series A Preferred Stock. Any exercise of discretion by us under the terms of the Series A Preferred Stock, including, without limitation, any discretion exercised by us acting as calculation agent, could present a conflict of interest. In making the required determinations, decisions and elections, we may have economic interests that are adverse to the interests of the holders of the Series A Preferred Stock, and those determinations, decisions or elections could have a material adverse effect on the return on, value of and market for the Series A Preferred Stock. Any determination by us, as the calculation agent, will be final and binding absent manifest error.

The Series A Preferred Stock may be redeemed at our option.

Subject to the approval of the Federal Reserve (if then required), at our option, we may redeem the Series A Preferred Stock at any time, either in whole or in part, for cash, on                , 2025 or on any dividend payment date on or after                , 2025. We may also redeem the Series A Preferred Stock at our option, subject to the approval of the Federal Reserve (if then required), at any time, in whole, but not in part, within 90 days following the occurrence of a regulatory capital treatment event, such as a proposed change in law or regulation after the initial issuance date with respect to whether the Series A Preferred Stock qualifies as an “additional Tier 1 capital” instrument.

Although the terms of the Series A Preferred Stock have been established at issuance to satisfy the criteria for “additional Tier 1 capital” instruments for purposes of the capital adequacy rules or regulations of the Federal Reserve, it is possible that the Series A Preferred Stock may not satisfy the criteria set forth in future capital adequacy rulemakings or interpretations of the Federal Reserve (or of any successor appropriate federal banking agency). As a result, a regulatory capital treatment event could occur whereby we would have the right, subject to prior approval of the Federal Reserve (if then required), to redeem the Series A Preferred Stock in accordance with its terms prior to                 , 2025, or any date thereafter.

See “Description of Preferred Stock—Redemption” for more information on redemption of the Series A Preferred Stock.

Investors should not expect us to redeem the Series A Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Series A Preferred Stock is a perpetual equity security. This means that it has no maturity or mandatory redemption date and is not redeemable at the option of the holders of the Series A Preferred Stock or the holders of the related depositary shares offered by this prospectus supplement. The Series A Preferred Stock may be redeemed by us at our option, either in whole or in part, for cash, on                , 2025 or on any dividend payment date on or after                    , 2025, or in whole, but not in part, at any time within 90 days of the occurrence of a regulatory capital treatment event. Any decision we may make at any time to propose a redemption of the Series A Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our stockholders’ equity, and general market conditions at that time.

In addition, our right to redeem the Series A Preferred Stock is subject to limitations. Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series A Preferred Stock is subject to prior approval of the Federal Reserve. We cannot assure you that the Federal Reserve will approve any redemption of the Series A Preferred Stock that we may propose. There also can be no assurance that, if we propose to redeem the Series A Preferred Stock without replacing such capital with common equity Tier 1 capital or additional Tier 1 capital instruments, the Federal Reserve will authorize such redemption. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption, or a request that we be permitted to redeem the Series A Preferred Stock without replacing it with common equity Tier 1 capital or additional Tier 1 capital instruments, include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings, and growth strategy, and other supervisory considerations, although the Federal Reserve may change these factors at any time.

Our access to funds from OceanFirst Bank may become limited, thereby restricting our ability to make payments on our obligations.

The Company is a separate and distinct legal entity from the Bank and our other subsidiaries. Our principal sources of funds to make payments on the Series A Preferred Stock and our other obligations are dividends, distributions and other payments from the Bank.

Federal and state banking regulations limit dividends from the Bank to us. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. Additionally, limits exist on banks paying dividends in excess of net income for specified periods. The total amount available for payment of dividends by the Bank was approximately $100.1 million at December 31, 2019, based on the Bank’s retained net income for 2019 and the two prior years and the Bank maintaining enough capital to be considered well-capitalized. During the year ended December 31, 2019, the Bank paid dividends of $79.0 million to us. In addition, federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice.

Dividend payments from the Bank would also be prohibited under the “prompt corrective action” regulations of federal bank regulators if the Bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, the Bank is subject to restrictions under federal law that limit its ability to transfer funds or other items of value to us and our non-bank subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value. Unless an exemption applies, these transactions by the Bank with us are limited to 10% of the Bank’s capital stock and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of the Bank’s capital stock and surplus. Moreover, loans and extensions of credit by the Bank to its affiliates, including us, generally are required to be secured in specified amounts. A bank’s transactions with its non-bank affiliates also are required generally to be on arm’s-length terms.

Accordingly, we can provide no assurance that we will receive dividends or other distributions from our subsidiaries, including the Bank, in an amount sufficient to pay dividends on the Series A Preferred Stock.

Holders of the Series A Preferred Stock and the depositary shares will have limited voting rights.

Holders of the Series A Preferred Stock will have no voting rights with respect to matters that generally require the approval of our voting common stockholders. Holders of the Series A Preferred Stock will have voting rights only with respect to (i) authorizing, creating, or issuing any capital stock ranking senior to the Series A Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution, or winding-up, or reclassifying any authorized capital stock into any such shares of such capital stock or issuing any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock, (ii) amending, altering, or repealing any provision of our certificate of incorporation or the certificate of designation with respect to the Series A Preferred Stock (the “certificate of designation”), including by merger, consolidation, or otherwise, so as to adversely affect the powers, preferences, or special rights of the Series A Preferred Stock, (iii) two directors, following non-payments of dividends of at least six or more quarterly Dividend Periods, and (iv) as otherwise required by applicable law. See “Description of Preferred Stock—Voting Rights.”

Holders of the depositary shares must act through the depository to exercise any voting rights of the Series A Preferred Stock. Although each depositary share is entitled to 1/40th of a vote, the depositary can only vote whole shares of Series A Preferred Stock. While the depositary will vote the maximum number of whole shares of Series A Preferred Stock in accordance with the instructions it receives, any remaining fractional votes of holders of the depositary shares will not be voted. See “Description of Depositary Shares—Voting.”

An active trading market for the depositary shares may not develop.

We have filed an application to list the depositary shares on the Nasdaq Global Select Market under the symbol “        .” If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. The underwriters have advised us that they currently intend to make a secondary market in the depositary shares. However, they are not obligated to do so and may discontinue any market making in the depositary shares at any time in their sole discretion and without notice. Even if a secondary market for the depositary shares develops, it may not provide significant liquidity. We cannot assure you that you will be able to sell any depositary shares you may hold at a particular time or at a price that you find favorable.

General market conditions and unpredictable factors could adversely affect market prices for the depositary shares. Future trading prices of the depositary shares will depend on many factors, including:

•	whether we declare or fail to declare dividends on the Series A Preferred Stock from time to time;

•	our operating performance, financial condition, and prospects, or the operating performance, financial condition, and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including the ratings given to the Series A Preferred Stock or the depositary shares;

•	prevailing interest rates;

•	economic, financial, geopolitical, regulatory, or judicial events affecting us or the financial markets generally;

•	the impact of the COVID-19 pandemic; and

•	the market for similar securities.

Accordingly, the depositary shares may trade at a discount to the price per share paid for such shares even if a secondary market for the depositary shares develops.

An increase in market interest rates could result in a decrease in the value of the depositary shares.

In general, as market interest rates rise, instruments bearing interest at a fixed rate generally decline in value. Consequently, if you purchase the depositary shares and market interest rates increase, the market value of your depositary shares may decline. We cannot predict the future level of market interest rates.

An investment in the depositary shares and the Series A Preferred Stock is not an insured deposit.

The depositary shares and the Series A Preferred Stock are equity securities and are not bank deposits or savings accounts and, therefore, are not insured against loss by the FDIC, by any other deposit insurance fund, or by any other public or private entity. An investment in the depositary shares and the Series A Preferred Stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement, the accompanying prospectus, and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. As a result, if you acquire the depositary shares and the Series A Preferred Stock, you will be at risk of losing some or all of your investment.

Additional issuances of preferred stock or securities convertible into preferred stock may further dilute existing holders of the depositary shares.

We may determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of preferred stock, securities convertible into, exchangeable for, or that represent an interest in preferred stock, or preferred stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to cause us to issue one or more classes or series of preferred stock from time to time without any action on the part of our stockholders, including issuing additional shares of Series A Preferred Stock or additional depositary shares. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over the Series A Preferred Stock with respect to dividends or upon our dissolution, winding-up, and liquidation and other terms.

Although the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series A Preferred Stock is required to authorize or issue any shares of capital stock senior in rights and preferences to the Series A Preferred Stock, if we issue preferred stock in the future with voting rights that dilute the voting power of the Series A Preferred Stock or depositary shares, the rights of holders of the depositary shares or the market price of the depositary shares could be adversely affected. The market price of the depositary shares could decline as a result of these other offerings, as well as other sales of a large block of depositary shares, Series A Preferred Stock, or similar securities in the market thereafter, or the perception that such sales could occur. Holders of the Series A Preferred Stock are not entitled to preemptive rights or other protections against dilution.

A downgrade, suspension, or withdrawal of any rating assigned by a rating agency to us or our securities, including the depositary shares and the Series A Preferred Stock, could cause the liquidity or trading price of the depositary shares to decline significantly.

Real or anticipated changes in the credit ratings assigned to the depositary shares, the Series A Preferred Stock, us or our other securities could affect the trading price of the depositary shares. Credit ratings are not a recommendation to buy, sell, or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit rating for us and our securities, including the Series A Preferred Stock and depositary shares, based on their overall view of our industry. No report of the rating agencies is incorporated by reference herein.

A downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal in the ratings assigned to the depositary shares, the Series A Preferred Stock, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of the depositary shares to decline significantly.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $                (or approximately $                if the underwriters exercise in full their over-allotment option), after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, which may include providing capital to support our organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of our common stock and for investments in the Bank as regulatory capital.

Our management will have broad discretion in the use of the net proceeds from the sale of the depositary shares. Pending the use of the net proceeds of this offering as described above, we may invest such proceeds in highly liquid, short-term securities or in deposit accounts at the Bank.

CAPITALIZATION

The following table sets forth our capitalization, on a consolidated basis, as of December 31, 2019:

•	on an actual basis,

•

on an adjusted basis to give effect to (i) the 2020 Acquisitions, and (ii) the sale of the Notes in the Notes Offering for total net proceeds of approximately $122.6 million after deducting the underwriting discount and estimated expenses, and

•	on an as further adjusted basis to give effect to the sale of the depositary shares for total net proceeds of approximately $ after deducting the underwriting discount and estimated expenses.

This information should be read together with the financial and other data in this prospectus supplement as well as the audited consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Conditions and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus supplement.

	As of December 31, 2019
(Dollars in thousands, except per share data)	Actual	As Adjusted for the 2020 Acquisitions and the Notes Offering(1)	As Further Adjusted for this Offering(1)
Cash and due from banks	$120,544	$243,169	$
Long Term Debt
5.125% Fixed-to-Floating Rate Subordinated Notes due 2026	35,000	35,000		35,000
Fixed/floating rate junior subordinated deferrable interest debentures due 2034	—	10,000		10,000
Fixed to floating rate subordinated debentures due December 31, 2025	—	8,000		8,000

Fixed to floating rate subordinated debentures due October 1, 2025	—	7,500		7,500
5.25% Fixed-to-Floating Rate Subordinated Notes due 2030	—	122,600 (2)		122,600 (2)
Federal Home Loan Bank advances	519,260	519,260		519,260
Other borrowings	96,801	—		—
Stockholders’ equity
Preferred stock, $.01 par value, $1,000 liquidation preference, 5,000,000 shares authorized, no shares issued and outstanding actual and as adjusted, shares issued and outstanding as further adjusted	—	—
Common stock, $.01 par value, 150,000,000 shares authorized, 51,991,856 shares issued and 50,405,048 and 60,741,735 shares outstanding, actual, as adjusted, and as further adjusted, respectively	519	623 (3)		623 (3)
Additional paid-in capital	840,691	1,075,984
Retained earnings	358,668	358,668		358,668
Accumulated other comprehensive loss	(1,208)	(1,208)		(1,208)

Less: Unallocated common stock held by Employee Stock Ownership Plan	(8,648)	(8,648)		(8,648)

Treasury stock, 1,586,808 shares at December 31, 2019	(36,903)	(10,837)		(10,837)

Common stock acquired by Deferred Compensation Plan	(92)	(92)		(92)

Deferred Compensation Plan Liability	92	92		92

Total stockholders’ equity	$1,153,119	$1,414,582	$

(1)	On April 29, 2020, we priced the offering of the Notes described in “Prospectus Supplement Summary-Offering of Subordinated Notes.”
(2)	Represents the aggregate principal amount of the Notes, reduced by the underwriting discount ($1,875,000) and our estimated offering expenses ($500,000).
(3)	Reflects the issuance of 10,336,687 shares of the Company’s common stock in connection with the 2020 Acquisitions.

DESCRIPTION OF PREFERRED STOCK

The following description summarizes the material terms of the Series A Preferred Stock and supplements the description of the general terms and provisions of our preferred stock set forth under “Description of Capital Stock” beginning on page 9 of the accompanying prospectus. This summary does not purport to be complete and is qualified in its entirely by reference to the relevant sections of our certificate of incorporation, as amended, which we have previously filed with the SEC, and the certificate of designation, which will be included as an exhibit to documents that we file with the SEC. If any information regarding the Series A Preferred Stock contained in our certificate of incorporation as amended, or the certificate of designation is inconsistent with the information in this prospectus supplement or the accompanying prospectus, the information in our certificate of incorporation as amended, or the certificate of designation, as applicable, will apply and supersede information in this prospectus supplement and the accompanying prospectus.

For purposes of this section, references to “we,” “us,” and “our” include only OceanFirst Financial Corp. and not any of its subsidiaries.

General

Our certificate of incorporation authorizes us to issue 5,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, and our board of directors is authorized to fix the number of shares of each series and determine the rights, designations, preferences, privileges, limitations, and restrictions of any such series.

Prior to the issuance of the Series A Preferred Stock, we will file the certificate of designation with the Delaware Secretary of State, which will have the effect of amending our existing certificate of incorporation to establish the terms of the Series A Preferred Stock. The certificate of designation will initially authorize                shares of Series A Preferred Stock. We may, without notice to or the consent of holders of the Series A Preferred Stock, issue additional shares of Series A Preferred Stock from time to time. We are offering                shares of the Series A Preferred Stock in the aggregate by this prospectus supplement and the accompanying prospectus in connection with this offering (or                shares of the Series A Preferred Stock if the underwriters exercise their overallotment option in full).

We will generally be able to pay dividends and distributions upon our liquidation, dissolution, or winding-up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness, other non-equity, and other senior claims). When the shares of Series A Preferred Stock are issued in connection with the offering contemplated by this prospectus supplement, such shares will be fully paid and nonassessable when issued, which means that holders of such shares will have paid their purchase price in full and we may not ask them to pay additional funds in respect of their shares of Series A Preferred Stock.

Holders of Series A Preferred Stock will not have preemptive or subscription rights to acquire more of our stock. The Series A Preferred Stock will not be convertible into or exchangeable for our common stock or any other class or series of our capital stock or other securities. The Series A Preferred Stock does not have a stated maturity date, will not be subject to any sinking fund or any other obligation of us for its repurchase, redemption, or retirement, and will be perpetual unless redeemed at our option.

Ranking

Shares of the Series A Preferred Stock will rank, with respect to the payment of dividends and distributions upon our liquidation, dissolution, or winding-up:

•	senior to our common stock and to any class or series of our capital stock we may issue that is not expressly stated to be on parity with or senior to the Series A Preferred Stock;

•	on parity with, or equally to, any class or series of our capital stock expressly stated to be on parity with the Series A Preferred Stock, including the Series A Preferred Stock; and

•

junior to any class or series of our capital stock expressly stated to be senior to the Series A Preferred Stock (issued with the requisite consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock).

Dividends

Dividends on shares of the Series A Preferred Stock are discretionary and will not be cumulative. Holders of the Series A Preferred Stock will be entitled to receive, if, when, and as declared by our board of directors or a duly authorized committee of our board of directors, out of legally available assets, non-cumulative cash dividends quarterly in arrears on                ,                ,                  and                    of each year, beginning on    , 2020 (each such date being referred to herein as a “dividend payment date”) based on a liquidation preference of $1,000 per share (equivalent to $25 per depositary share).

If declared by our board of directors or a duly authorized committee of our board of directors, dividends will accrue from and including the original issue date to, but excluding,                , 2025 or the date of earlier redemption (the “fixed rate period”), at a rate of    % per annum. If declared by our board of directors or a duly authorized committee of our board of directors, dividends will accrue from and including                , 2025 to, but excluding, the date of earlier redemption (the “floating rate period”), at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus a spread of basis points. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

For the purpose of calculating the dividends on the Series A Preferred Stock during the floating rate period when the Benchmark is Three-Month Term SOFR, “Three-Month Term SOFR” means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any dividend period, as determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions. We will act as the initial calculation agent.

The following definitions apply to the foregoing definition of Three-Month Term SOFR:

“Benchmark” means, initially, Three-Month Term SOFR; provided that if the calculation agent determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“FRBNY’s Website” means the website of the FRBNY at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Three-Month Term SOFR, the time determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions, and (2) if the Benchmark is not Three-Month Term SOFR, the time determined by the calculation agent after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto.

“SOFR” means the secured overnight financing rate published by the FRBNY, as the administrator of the Benchmark (or a successor administrator), on the FRBNY’s Website.

“Term SOFR” means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Administrator” means any entity designated by the Relevant Governmental Body as the administrator of Term SOFR (or a successor administrator).

“Three-Month Term SOFR Conventions” means any determination, decision or election with respect to any technical, administrative or operational matter (including with respect to the manner and timing of the publication of Three-Month Term SOFR, or changes to the definition of  “dividend period,” timing and frequency of determining Three-Month Term SOFR with respect to each dividend period and making dividend payments, rounding of amounts or tenors, and other administrative matters) that the calculation agent decides may be appropriate to reflect the use of Three-Month Term SOFR as the Benchmark in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for the use of Three-Month Term SOFR exists, in such other manner as the calculation agent determines is reasonably necessary).

The terms “Benchmark Replacement,” “Benchmark Replacement Conforming Changes,” “Benchmark Replacement Date,” “Benchmark Transition Event” and “Corresponding Tenor” have the meanings set forth below under the heading “—Effect of Benchmark Transition Event.”

Notwithstanding the foregoing paragraphs related to the determination of the dividend rate, if the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to Three-Month Term SOFR, then the provisions set forth below under the heading “—Effect of Benchmark Transition Event,” which we refer to as the “benchmark transition provisions,” will thereafter apply to all determinations of the dividend rate on the Series A Preferred Stock during the floating rate period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the dividend rate on the Series A Preferred Stock during the floating rate period will be an annual rate equal to the Benchmark Replacement plus                basis points.

Absent manifest error, the calculation agent’s determination of the dividend rate for a particular dividend period for the Series A Preferred Stock will be binding and conclusive on you, the transfer agent and us. The calculation agent’s determination of any dividend rate, and its calculation of dividends for any dividend period, will be maintained on file at the calculation agent’s principal offices, will be made available to any holder of the Series A Preferred Stock upon request and will be provided to the transfer agent.

If the then-current Benchmark is Three-Month Term SOFR, the calculation agent will have the right to establish the Three-Month Term SOFR Conventions, and if any of the foregoing provisions concerning the calculation of the dividend rate and dividend payments during the floating rate period are inconsistent with any of the Three-Month Term SOFR Conventions determined by the calculation agent, then the relevant Three-Month Term SOFR Conventions will apply. Furthermore, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR at any time when the Series A Preferred Stock is outstanding, then the foregoing provisions concerning the calculation of the dividend rate and dividend payments during the floating rate period will be modified in accordance with the benchmark transition provisions.

In the event that we issue additional shares of Series A Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued. References to the “accrual” of dividends in this prospectus supplement refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared. We will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Series A Preferred Stock.

Dividends will be payable to holders of record of Series A Preferred Stock as they appear on our books on the applicable record date (each such date being referred to herein as a “dividend record date”), which shall be the 15th calendar day before the dividend payment date or such other record date fixed by our board of directors or a duly authorized committee of our board of directors that is not less than 15 calendar days or more than 30 calendar days before the applicable dividend payment date.

A dividend period is the period from and including a dividend payment date to, but excluding, the next dividend payment date or any earlier redemption date, except that the initial dividend period will commence on and include the original issue date of the Series A Preferred Stock and will end on and exclude the first dividend payment date. Any dividend payable on shares of the Series A Preferred Stock during the fixed rate period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Any dividend payable on shares of the Series A Preferred Stock during the floating rate period will be computed on the basis of a 360-day year and the actual number of days elapsed during the floating rate period. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. If a fixed rate dividend payment date is not a business day, then the related payment of dividends will be made on the next succeeding business day, and no additional dividends will accrue on such payment. If a floating rate dividend payment date is not a business day, then the related payment of dividends will be postponed to the next succeeding business day unless such day falls in the next succeeding calendar month, in which case such floating rate dividend payment date will be accelerated to the immediately preceding business day, and, in each such case, the amounts payable on such business day will include dividends accrued to, but excluding, such business day. The term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York New York.

Dividends on shares of the Series A Preferred Stock will not be cumulative. Accordingly, if our board of directors or a duly authorized committee of our board of directors does not declare a full dividend on the Series A Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

We are subject to statutory and regulatory prohibitions and other limitations on our ability to declare and pay dividends on the Series A Preferred Stock. Dividends on the Series A Preferred Stock will not be declared, paid, or set aside for payment if we fail to comply, or if and to the extent such act would cause us to fail to comply, with applicable laws and regulations. In particular, dividends on the Series A Preferred Stock may not be declared or set aside for payment if and to the extent such dividends would cause us to fail to comply with the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) applicable to us. The Federal Reserve also has the authority to prohibit or to limit the payment of dividends by a banking organization under its jurisdiction if, in the regulator’s opinion, the organization is engaged in or is about to engage in an unsafe or unsound practice. Federal Reserve policy also states that dividends on capital stock should be paid from current earnings.

Priority of Dividends

The Series A Preferred Stock will rank junior as to payment of dividends to any class or series of our preferred stock that we may issue in the future that is expressly stated to be senior to the Series A Preferred Stock. If at any time we do not pay, on the applicable dividend payment date, accrued dividends on any shares that rank in priority to the Series A Preferred Stock with respect to dividends, we may not pay any dividends on the Series A Preferred Stock or repurchase, redeem, or otherwise acquire for consideration any shares of Series A Preferred Stock until we have paid, or set aside for payment, the full amount of the unpaid dividends on the shares that rank in priority with respect to dividends that must, under the terms of such shares, be paid before we may pay dividends on, repurchase, redeem, or otherwise acquire for consideration, the Series A Preferred Stock. As of the date hereof, there are no other shares of preferred stock issued and outstanding.

So long as any share of Series A Preferred Stock remains outstanding, unless the full dividends for the most recently completed dividend period have been declared and paid, or set aside for payment, on all outstanding shares of Series A Preferred Stock:

•

no dividend or distribution shall be declared, paid, or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) a dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan);

•

no junior stock shall be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of shares of junior stock for or into other shares of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions, or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities; and

•

no parity stock shall be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and any parity stock, (ii) as a result of a reclassification of any parity stock for or into other parity stock, (iii) the exchange or conversion of any parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities.

Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, on any dividend payment date upon the shares of the Series A Preferred Stock and any shares of parity stock, all dividends declared upon the Series A Preferred Stock and all such parity stock payable on such dividend payment date shall be declared pro rata in proportion to the respective amounts of undeclared and unpaid dividends on the Series A Preferred Stock and all parity stock payable on such dividend payment date. To the extent a dividend period with respect to any parity stock coincides with more than one dividend period with respect to the Series A Preferred Stock for purposes of the immediately preceding sentence, our board of directors will treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the Series A Preferred Stock, or shall treat such dividend period(s) with respect to any parity stock and dividend period(s) with respect to the Series A Preferred Stock for purposes of the immediately preceding sentence in any other manner that it deems to be fair and equitable in order to achieve ratable payments on such dividend parity stock and the Series A Preferred Stock. To the extent a dividend period with respect to the Series A Preferred Stock coincides with more than one dividend period with respect to any parity stock, for purposes of the first sentence of this paragraph, the board of directors shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to such parity stock, or shall treat such dividend period(s) with respect to the Series A Preferred Stock and dividend period(s) with respect to any parity stock for purposes of the first sentence of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on the Series A Preferred Stock and such parity stock. For the purposes of this paragraph, the term “dividend period” as used with respect to any parity stock means such dividend periods as are provided for in the terms of such parity stock.

As used in this prospectus supplement, “junior stock” means our common stock and any other class or series of our capital stock over which the Series A Preferred Stock has preference or priority in the payment of dividends and in the distribution of assets on any liquidation, dissolution, or winding-up of us. Junior stock includes our common stock.

As used in this prospectus supplement, “parity stock” means any other class or series of our capital stock that ranks equally with the Series A Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution, or winding-up of us, including the Series A Preferred Stock.

Subject to the foregoing, dividends (payable in cash, stock, or otherwise) may be declared and paid on our junior stock, which includes our common stock, from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock or parity stock shall not be entitled to participate in any such dividend.

Redemption

The Series A Preferred Stock is perpetual and has no maturity date and is not subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of the Series A Preferred Stock will not have any right to require the redemption or repurchase of their shares of Series A Preferred Stock.

We may, at our option, redeem the Series A Preferred Stock (i) in whole or in part, from time to time, on                , 2025, or on any dividend payment date on or after                , 2025, or (ii) in whole but not in part at any time within 90 days following a “regulatory capital treatment event,” in each case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the Series A Preferred Stock to, but excluding, the date fixed for redemption (the “redemption date”). Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable dividend record date will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date. Investors should not expect us to redeem the Series A Preferred Stock on or after the date it becomes redeemable at our option.

We are a bank holding company regulated by the Federal Reserve. We intend to treat the Series A Preferred Stock as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) applicable to us.

A “regulatory capital treatment event” means the good faith determination by us that, as a result of any:

•

amendment to, or change in, the laws, rules, or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other appropriate federal bank regulatory agencies) that is enacted or becomes effective after the initial issuance of any share of the Series A Preferred Stock;

•	proposed change in those laws, rules, or regulations that is announced after the initial issuance of any share of the Series A Preferred Stock; or

•

official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, or regulations or policies with respect thereto that is announced or becomes effective after the initial issuance of any share of the Series A Preferred Stock;

there is more than an insubstantial risk that we will not be entitled to treat the full liquidation preference amount of $1,000 per share of the Series A Preferred Stock then outstanding as additional Tier 1 capital (or its equivalent) for purposes of the capital adequacy rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for as long as any share of Series A Preferred Stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

Under regulations currently applicable to us, we may not exercise our option to redeem any shares of preferred stock without obtaining the prior approval of the Federal Reserve (or any successor appropriate federal banking agency). Under such regulations, unless the Federal Reserve (or any successor appropriate federal banking agency) authorizes us to do otherwise in writing, we may not redeem the Series A Preferred Stock unless it is replaced with other Tier 1 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve (or any successor appropriate federal banking agency) that, following redemption, we will continue to hold capital commensurate with its risk.

If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series A Preferred Stock to be redeemed, by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the shares of Series A Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

•

the number of shares of the Series A Preferred Stock to be redeemed and, if less than all of the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

•	the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date.

If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata, by lot, or in such other manner as we may determine to be equitable and permitted by DTC and the rules of any national securities exchange on which the Series A Preferred Stock is listed.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve, or wind up our affairs, holders of the Series A Preferred Stock are entitled to receive out of our assets available for distribution to stockholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any shares of capital stock then outstanding ranking senior to or on parity with the Series A Preferred Stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution, or winding-up of our business and affairs, including the Series A Preferred Stock, and before we make any distribution or payment out of our assets to the holders of our common stock or any other class or series of our capital stock ranking junior to the Series A

Preferred Stock with respect to distributions upon our liquidation, dissolution, or winding-up, an amount per share equal to the liquidation preference of $1,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution (but without any amount in respect of dividends that have not been declared prior to the date of payment of the liquidating distribution). After payment of the full amount of the liquidating distribution described above, the holders of the Series A Preferred Stock shall not be entitled to any further participation in any distribution of our assets.

In any such distribution, if our assets are not sufficient to pay the liquidation preference in full to all holders of Series A Preferred Stock and all holders of any shares of our capital stock ranking as to any such liquidating distribution on parity with the Series A Preferred Stock, including the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and to such other shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series A Preferred Stock and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). If the liquidation preference per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and the liquidation preference per share of any other capital stock ranking on parity with the Series A Preferred Stock as to liquidation rights has been paid in full, the holders of our common stock or any other capital stock ranking, as to liquidation rights, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

The Series A Preferred Stock may be fully subordinate to interests held by the U.S. government in the event we enter into a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of our assets or business, nor the consolidation or merger by us with or into any other entity or by another entity with or into us, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of our affairs.

Because we are a holding company, our rights and the rights of our creditors and our stockholders, including the holders of the Series A Preferred Stock, to participate in any distribution of assets of any of our subsidiaries upon that subsidiary’s liquidation, dissolution, reorganization or winding-up or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that we are a creditor with recognized claims against the subsidiary.

Holders of the Series A Preferred Stock are subordinate to all of our indebtedness and to other non-equity claims on us and our assets, including in the event that we enter into a receivership, insolvency, liquidation or similar proceeding. In addition, holders of the Series A Preferred Stock (and of depositary shares representing the Series A Preferred Stock) may be fully subordinated to interests held by the U.S. government in the event that we enter into a receivership, insolvency, liquidation or similar proceeding.

Voting Rights

Except as provided below and as determined by our board of directors or a duly authorized committee of our board of directors or as otherwise expressly required by law, the holders of the Series A Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series A Preferred Stock, or any parity stock upon which similar voting rights have been conferred (“special voting preferred stock”), shall have not been declared and paid in an aggregate amount equal to the amount of dividends payable on the Series A Preferred Stock as contemplated herein for the equivalent of six or more quarterly dividend periods, whether or not consecutive (which we refer to as a “nonpayment”), the holders of the Series A Preferred Stock, voting together as a class with holders of any special voting preferred stock then outstanding, will be entitled to vote (based on respective liquidation preferences) for the election of a total of two additional members of our board of directors (which we refer to as the “preferred directors”); provided that our board of directors shall at no time include more than two preferred directors; provided, further, that the election of any such preferred directors may not cause us to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which our securities may be listed). In that event, the number of directors on our board of directors shall automatically increase by two and, at the request of any holder of Series A Preferred Stock, a special meeting of the holders of Series A Preferred Stock and such special voting preferred stock, including the Series A Preferred Stock, for which dividends have not been paid shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) on the Series A Preferred Stock and such special voting preferred stock for four dividend periods following the nonpayment.

If and when full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) for at least four dividend periods following a nonpayment on the Series A Preferred Stock and such special voting preferred stock, the holders of the Series A Preferred Stock and such special voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment) and the term of office of each preferred director so elected shall terminate and the number of directors on our board of directors shall automatically decrease by two.

Any preferred director may be removed at any time without cause by the holders of a majority of the outstanding shares of the Series A Preferred Stock and such special voting preferred stock, voting together as a class, when they have the voting rights described above. So long as a nonpayment shall continue, any vacancy in the office of a preferred director (other than prior to the initial election of the preferred directors) may be filled by the written consent of the preferred director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Series A Preferred Stock and such special voting preferred stock, voting together as a class, to serve until the next annual meeting of stockholders; provided that the filling of any such vacancy may not cause us to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which our securities may be listed). The preferred directors shall each be entitled to one vote per director on any matter on which our directors are entitled to vote.

Under regulations adopted by the Federal Reserve, if the holders of one or more series of preferred stock are or become entitled to vote for the election of directors, such series entitled to vote for the same director(s) will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, if the series is/are deemed to be a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series. While we do not believe the shares of Series A Preferred Stock are considered “voting securities” currently, holders of such stock should consult their own counsel with regard to regulatory implications. A holder or group of holders may also be deemed to control us if they own one-third or more of our total equity.

So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or our certificate of incorporation, as amended, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Series A Preferred Stock entitled to vote thereon, voting separately as a single class, shall be required to:

•

authorize, create, issue, or increase the authorized amount of any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or as to distributions upon our liquidation, dissolution, or winding-up, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of our capital stock;

•

amend, alter, or repeal the provisions of our certificate of incorporation, as amended, including the certificate of designation, whether by merger, consolidation, or otherwise, so as to materially and adversely affect the special powers, preferences, privileges, or rights of the Series A Preferred Stock, taken as a whole; or

•

consummate a binding share exchange or reclassification involving the Series A Preferred Stock, or complete the sale, conveyance, exchange, or transfer of all or substantially all of our assets or business or consolidate with or merge into any other corporation, unless, in each case, the shares of the Series A Preferred Stock (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have powers, preferences, privileges, and rights that are not materially less favorable to the holders thereof than the powers, preferences, privileges, and rights of the Series A Preferred Stock, taken as a whole.

When determining the application of the voting rights described in this section, the authorization, creation, and issuance, or an increase in the authorized or issued amount, of junior stock or any class or series of capital stock that by its terms expressly provides that it ranks on parity with the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon our liquidation, dissolution, or winding-up, or any securities convertible into or exchangeable or exercisable for junior stock or any class or series of capital stock, shall not be deemed to materially and adversely affect the special powers, preferences, privileges, or rights, and shall not require the affirmative vote or consent of, the holders of any outstanding shares of Series A Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Series A Preferred Stock to effect such redemption.

Effect of Benchmark Transition Event

Benchmark Replacement. If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred on or prior to the Reference Time in respect of any determination of the Benchmark on any date, then the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Series A Preferred Stock during the floating rate period in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the calculation agent will have the right to make Benchmark Replacement Conforming Changes from time to time.

Certain Defined Terms. As used herein:

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if  (a) the calculation agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date or (b) the then-current Benchmark is Three-Month Term SOFR and a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR (in which event no Interpolated Benchmark with respect to Three-Month Term SOFR shall be determined), then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1) Compounded SOFR;

(2) the sum of: (a) the alternate rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(3) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(4) the sum of: (a) the alternate rate that has been selected by the calculation agent as the replacement for the then-current Benchmark for the applicable Corresponding Tenor, giving due consideration to any industry-accepted rate as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time, and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1) the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the calculation agent giving due consideration to any industry-accepted spread adjustment or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “dividend period,” timing and frequency of determining rates with respect to each dividend period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) that the calculation agent decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the calculation agent determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) of the definition of “Benchmark Transition Event,” the relevant Reference Time in respect of any determination;

(2) in the case of clause (2) or (3) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(3) in the case of clause (4) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to the Benchmark also include any reference rate underlying the Benchmark (for example, if the Benchmark becomes Compounded SOFR, references to the Benchmark would include SOFR).

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) if the Benchmark is Three-Month Term SOFR, (a) the Relevant Governmental Body has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, (b) the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or (c) we determine that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible;

(2) a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(4) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the calculation agent in accordance with:

(1) the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2) if, and to the extent that, the calculation agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the calculation agent giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate securities at such time.

For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the Benchmark Replacement Adjustment (if applicable) and the spread of                basis points per annum.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor, and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA” means the International Swaps and Derivatives Association, Inc. or any successor.

“ISDA Definitions” means the 2006 ISDA Definitions published by ISDA, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

The terms “FRBNY’s Website,” “Reference Time,” “Relevant Governmental Body,” “SOFR” and “Term SOFR” have the meanings set forth above under the heading “—Dividends.”

Determinations and Decisions

The calculation agent is expressly authorized to make certain determinations, decisions and elections under the terms of the Series A Preferred Stock, including with respect to the use of Three-Month Term SOFR as the Benchmark for the floating rate period and under the benchmark transition provisions. Any determination, decision or election that may be made by the calculation agent under the terms of the Series A Preferred Stock, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding on the holders of the Series A Preferred Stock and the transfer agent absent manifest error;

•	if made by us as calculation agent, will be made in our sole discretion;

•

if made by a calculation agent other than us, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we reasonably object; and

•

notwithstanding anything to the contrary in the certificate of designation, shall become effective without consent from the holders of the Series A Preferred Stock, the transfer agent or any other party.

Depositary, Transfer Agent, and Registrar

Broadridge Corporate Issuer Solutions, Inc. is the depositary, transfer agent, and registrar for the Series A Preferred Stock and the depositary for the depositary shares. We may, in our sole discretion, remove the depositary, transfer agent, and registrar in accordance with the agreement between us and the depositary, transfer agent, or registrar, respectively; provided that we will appoint a successor who will accept such appointment prior to the effectiveness of its removal.

DESCRIPTION OF DEPOSITARY SHARES

The following description summarizes the material terms of the depositary shares and supplements the description of the general terms and provisions of the depositary shares set forth under “Description of Depositary Shares” beginning on page 13 of the accompanying prospectus. This summary does not purport to be complete and is qualified in its entirely by reference to the relevant sections of the deposit agreement and form of depositary receipt, which will be included as exhibits to documents that we file with the SEC. If any information regarding the depositary shares contained in the deposit agreement or form of depositary receipt is inconsistent with the information in this prospectus supplement or the accompanying prospectus, the information in the deposit agreement and form of depositary receipt, as applicable, will apply and supersede the information in this prospectus supplement and the accompanying prospectus.

For purposes of this section, references to “we,” “us,” and “our” include only OceanFirst Financial Corp. and not any of its subsidiaries.

General

We are offering depositary shares representing proportional fractional interests in shares of the Series A Preferred Stock. Each depositary share represents a 1/40th interest in a share of the Series A Preferred Stock and will be evidenced by depositary receipts, as described under “Book-Entry Procedures and Settlement” in this prospectus supplement. We will deposit the underlying shares of Series A Preferred Stock with a depositary pursuant to a deposit agreement among us, Broadridge Corporate Issuer Solutions, Inc., acting as depositary, and the holders from time to time of the depositary receipts. Subject to the terms of the deposit agreement, the depositary shares will be entitled to all of the powers, preferences, and special rights of the Series A Preferred Stock, as applicable, in proportion to the applicable fraction of a share of Series A Preferred Stock those depositary shares represent.

In this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names on the books that we or the depositary maintains for this purpose. DTC (or its designated nominee) is the only registered holder of the depositary receipts representing the depositary shares. References to “holders” of depositary shares do not include indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in the section entitled “Book-Entry Procedures and Settlement.”

Immediately following the issuance of the Series A Preferred Stock, we will deposit the Series A Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of the deposit agreement and the depositary receipt may be obtained from us upon request and in the manner described in the section entitled “Where You Can Find More Information.”

Dividends and Other Distributions

Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on each share of Series A Preferred Stock.

The depositary will distribute all dividends and other cash distributions received on the Series A Preferred Stock to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder. If we make a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depositary may, with our approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the depositary will round that amount up to the next highest whole cent and will request that we pay the resulting additional amount to the depositary for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the depositary will disregard that fractional amount and it will be added to and be treated as part of the next succeeding distribution.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series A Preferred Stock.

The amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Series A Preferred Stock will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of the Series A Preferred Stock, until such taxes or other governmental charges are paid.

Liquidation Preference

In the event of our liquidation, dissolution, or winding-up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying Series A Preferred Stock represented by the depositary shares.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of our assets or business, nor the consolidation or merger by us with or into any other entity or by another entity with or into us, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of our affairs.

Redemption of Depositary Shares

If we redeem the Series A Preferred Stock, in whole or in part, as described above under “Description of Preferred Stock—Redemption,” depositary shares also will be redeemed with the proceeds received by the depositary from the redemption of the Series A Preferred Stock held by the depositary. The redemption price per depositary share will be 1/40th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per depositary share), plus 1/40th of the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the Series A Preferred Stock to, but excluding, the redemption date.

If we redeem shares of the Series A Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing those shares of the Series A Preferred Stock so redeemed. If we redeem less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot or in such other manner as we may determine to be fair and equitable. The depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 days and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the related depositary shares.

Voting

Because each depositary share represents a 1/40th ownership interest in a share of Series A Preferred Stock, holders of depositary receipts will be entitled to vote 1/40th of a vote per depositary share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to vote, as described above in “Description of Preferred Stock—Voting Rights.”

When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the depositary will, if requested in writing and provided with all necessary information, provide the information contained in the notice to the record holders of the depositary shares relating to the Series A Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of the Series A Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote or cause to be voted the amount of the Series A Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series A Preferred Stock, it will abstain from voting with respect to such shares (but may, at its discretion, appear at the meeting with respect to such shares unless directed to the contrary).

Depositary, Transfer Agent, and Registrar

Broadridge Corporate Issuer Solutions, Inc. is the transfer agent and registrar for the Series A Preferred Stock and the depositary for the depositary shares. We may remove the depositary, transfer agent, and registrar in accordance with the agreement between us and the depositary, transfer agent, or registrar, respectively; provided that we will appoint a successor who will accept such appointment prior to the effectiveness of its removal.

Form of Series A Preferred Stock and Depositary Shares

The depositary shares will be issued in book-entry form through DTC, as described in “Book-Entry Procedures and Settlement” on page S-56 in this prospectus supplement. The Series A Preferred Stock will be issued in registered form to the depositary.

Listing of Depositary Shares

We have filed an application to list the depositary shares on the Nasdaq Global Select Market under the symbol “        .” If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. The Series A Preferred Stock will not be listed, and we do not expect that there will be any trading market for the Series A Preferred Stock except as represented by the depositary shares.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

We will issue the depositary shares under a book-entry system in the form of one or more global depositary receipts. We will register the global depositary receipts in the name of Cede & Co., as a nominee for DTC, or such other name as may be requested by an authorized representative of DTC. The global depositary receipts will be deposited with the depositary.

Following the issuance of the depositary shares in book-entry only form, DTC will credit the accounts of its participants with the depositary shares upon our instructions. DTC or its nominee will thus be the only registered holder of the depositary receipts representing the depositary shares and will be considered the sole owner of the depositary receipts for purposes of the deposit agreement.

Global depositary receipts may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global depositary receipts may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”), each as indirect participants in DTC. Transfers of beneficial interests in the global depositary receipts will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time. DTC has advised us as follows: it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with it. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book entry transfers and pledges between participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants in DTC’s system include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to DTC’s system also is available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which we collectively call indirect participants. Persons that are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and the indirect participants. The rules applicable to DTC and its participants are on file with the SEC.

DTC has also advised us that, upon the issuance of the depositary receipts evidencing the depositary shares, it will credit, on its book-entry registration and transfer system, the depositary shares evidenced thereby to the designated accounts of participants. Ownership of beneficial interests in the global depositary receipts will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global depositary receipts will be shown on, and the transfer of those ownership interests may be effected only through, records maintained by DTC or its nominee (with respect to participants) and the records of participants and indirect participants (with respect to other owners of beneficial interests in the global depositary receipts).

Investors in the global depositary receipts that are participants may hold their interests therein directly through DTC. Investors in the global depositary receipts that are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in such system. Euroclear and Clearstream will hold interests in the global depositary receipts on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. All interests in a global depositary receipt, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability of holders to transfer beneficial interests in depositary receipts to certain purchasers. Because DTC can act only on behalf of the participants, which in turn act on behalf of the indirect participants, the ability of a person having beneficial interests in a global depositary receipt to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

So long as DTC or any successor depositary for a depositary receipt, or any nominee, is the registered holder of such depositary receipt, DTC or such successor depositary or nominee will be considered the sole owner or holder of the depositary shares represented by such depositary receipts for all purposes under the instruments governing the rights and obligations of holders of depositary shares. Except as set forth below, owners of beneficial interests in a depositary receipt will not be entitled to have depositary shares represented by such depositary receipt registered in their names, will not receive or be entitled to receive physical delivery of depositary shares or depositary receipts in definitive form, and will not be considered the owners or holders thereof for any purpose under the deposit agreement. Accordingly, each person owning a beneficial interest in a depositary receipt must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the deposit agreement. We understand that, under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in the depositary receipts desires to give any consent or take any action under the deposit agreement, DTC or any successor depositary would authorize the participants holding the relevant beneficial interests to give or take such action or consent, and such participants would authorize beneficial owners owning through such participants to give or take such action or consent or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of dividends, if any, distributions upon liquidation, or other distributions with respect to the depositary shares that are registered in the name of or held by DTC or any successor depositary or nominee will be payable to DTC or such successor depositary or nominee, as the case may be, in its capacity as registered holder of the global depositary receipts representing the depositary shares. Under the terms of the deposit agreement, the depositary will treat the persons in whose names the depositary shares, including the depositary receipts, are registered as the owners of such securities for the purpose of receiving payments and for all other purposes. Consequently, neither we, nor any depositary, nor any agent of us or any such depositary will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the depositary receipts, for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests, or for any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

We have been advised by DTC that its current practice, upon receipt of any payment of dividends, distributions upon liquidation, or other distributions with respect to the depositary receipts, is to credit participants’ accounts with payments on the payment date, unless DTC has reason to believe it will not receive payments on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the relevant security as shown on the records of DTC. Payments by participants and indirect participants to owners of beneficial interests in the global depositary receipts held through such participants and indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants or indirect participants, and will not be the responsibility of us, any depositary, nor any agent of us or of any such depositary. Neither we nor any such depositary or agent will be liable for any delay by DTC or by any participant or indirect participant in identifying the beneficial owners of the depositary shares, and we and any such depositary or agent may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Crossmarket transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of

Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global depositary receipts in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of depositary shares only at the direction of one or more participants to whose account DTC has credited the interests in the global depositary receipts and only in respect of such portion of the aggregate amount of the depositary shares as to which such participant or participants has or have given such direction.

Owners of beneficial interests in a global depositary receipt will not be entitled to receive physical delivery of the related depositary shares or any depositary receipts in certificated form and will not be considered the holders of the depositary shares or depositary receipts for any purposes under the instruments governing the rights and obligations of holders of depositary shares, and no depositary receipt will be exchangeable, except for another depositary receipt of the same denomination and tenor to be registered in the name of DTC or a successor depositary or nominee. Accordingly, each beneficial owner must rely on the procedures of DTC and, if the beneficial owner is not a participant, on the procedures of the participant or indirect participant through which the beneficial owner owns its interest to exercise any rights of a holder under deposit agreement.

Although DTC, Euroclear, and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear, and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we, nor any depositary, nor any agent of us or of any such depositary will have any responsibility for the performance by DTC, Euroclear, or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section, including any description of the operations and procedures of DTC, Euroclear, and Clearstream, has been provided solely as a matter of convenience. We do not take any responsibility for the accuracy of this information, and this information is not intended to serve as a representation, warranty, or contract modification of any kind. The operations and procedures of DTC, Euroclear, and Clearstream are solely within the control of such settlement systems and are subject to changes by them. We urge investors to contact such systems or their participants directly to discuss these matters.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Series A Preferred Stock, including fractional interests therein in the form of depositary shares offered hereby. Unless otherwise noted, this summary addresses only holders that acquire Series A Preferred Stock in this offering at the initial offering price and hold such Series A Preferred Stock as a capital asset.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s particular circumstances or certain types of holders subject to special treatment under U.S. federal income tax law (e.g., financial institutions, partnerships or other pass-through entities, expatriates or former long-term residents of the United States, persons subject to the alternative minimum tax, individual retirement accounts or other tax-deferred accounts, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, life insurance companies, controlled foreign corporations and passive foreign investment companies and their shareholders, real estate investment trusts, regulated investment companies, accrual method taxpayers that are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements, persons holding Series A Preferred Stock as a position in a “straddle,” or as part of a synthetic security or “hedge,” “conversion transaction,” “constructive sale,” or other integrated investment, persons whose functional currency is not the U.S. dollar, and tax-exempt organizations). Furthermore, this summary does not address considerations relating to the alternative minimum tax, the Medicare tax on certain net investment income, any U.S. federal estate or gift tax consequences or tax consequences arising under the tax laws of any state, locality, or non-U.S. jurisdiction.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations, and published rulings and court decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, which could alter the U.S. federal income tax considerations described below. There can be no assurance that the Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, positions contrary to those described in this summary.

A holder of depositary shares will be treated for U.S. federal income tax purposes as a beneficial owners of its pro rata interest in the Series A Preferred Stock.

As used herein, “U.S. holder” means a beneficial owner of Series A Preferred Stock that is, for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation created or organized in, or under the laws of, the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined in the Code) are authorized to control all of the trust’s substantial decisions or (b) it has in effect a valid election under applicable Treasury regulations to be treated as a United States person, and “non-U.S. holder” means any beneficial owner of a Series A Preferred Stock (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership holds Series A Preferred Stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding the Series A Preferred Stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Series A Preferred Stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE SERIES A PREFERRED STOCK.

U.S. HOLDERS

Distributions

Distributions with respect to the Series A Preferred Stock will be taxable as dividend income when paid to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the Series A Preferred Stock exceeds the Company’s current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the Series A Preferred Stock, and thereafter as capital gain which will be long-term capital gain if the U.S. holder’s holding period for such stock exceeds one year at the time of the distribution. Distributions constituting dividend income received by individuals and certain other non-corporate U.S. holders in respect of the Series A Preferred Stock will generally be subject to taxation at the preferential rates applicable to long-term capital gains, provided applicable holding period requirements are met and certain other conditions are satisfied. Distributions on the Series A Preferred Stock constituting dividend income paid to U.S. holders that are U.S. corporations will generally qualify for the dividends received deduction, subject to various limitations.

Dividends that exceed certain thresholds in relation to a U.S. holder’s tax basis in the Series A Preferred Stock could be characterized as “extraordinary dividends” under the Code. Certain non-corporate U.S. holders who receive an extraordinary dividend will generally be required to treat any losses on the sale of the Series A Preferred Stock as long-term capital losses to the extent taxable dividend income received by them with respect to such Series A Preferred Stock qualifies for the preferential rates applicable to long-term capital gains. If a corporate U.S. holder that has held Series A Preferred Stock for two years or less before the dividend announcement date receives an extraordinary dividend, such holder will generally be required to reduce its tax basis in the Series A Preferred Stock with respect to which such dividend was made by the non-taxed portion of such dividend. If the amount of the reduction exceeds the U.S. holder’s tax basis in such Series A Preferred Stock, the excess is treated as taxable gain.

Sale or Redemption

A U.S. holder will generally recognize capital gain or loss on a sale, exchange, redemption (other than a redemption that is treated as a distribution, as discussed below) or other taxable disposition of the Series A Preferred Stock equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in the shares so disposed. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares disposed of exceeds one year at the time of disposition. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

A redemption of the Series A Preferred Stock will be treated as a sale or exchange described in the preceding paragraph if the redemption (i) is a “complete termination” of the U.S. holder’s Series A Preferred Stock interest and any other equity interest in the Company (within the meaning of section 302(b)(3) of the Code), (ii) is a “substantially disproportionate” redemption of stock with respect to the U.S. holder (within the meaning of section 302(b)(2) of the Code) or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder (within the meaning of section 302(b)(1) of the Code). In determining whether any of these tests has been satisfied, a U.S. holder must take into account not only the Series A Preferred Stock and other equity interests in the Company that the U.S. holder actually owns but also other equity interests in the Company that the U.S. holder constructively owns within the meaning of section 318 of the Code. A U.S. holder that owns (actually or constructively) only an insubstantial percentage of the total equity interests in the Company and that exercises no control over the Company’s corporate affairs may be entitled to sale or exchange treatment on a redemption of Series A Preferred Stock if such holder experiences a reduction in its equity interest in the Company (taking into account any constructively owned equity interests in the Company) as a result of the redemption. If none of the alternative tests of section 302(b) of the Code are met, the redemption will be treated as a distribution subject to the rules described above under “U.S. Holders — Distributions.” Because the determination as to whether any of the alternative tests of section 302(b) of the Code is satisfied with respect to any particular holder of the Series A Preferred Stock will depend upon the facts and circumstances as of the time the determination is made, holders should consult their tax advisors regarding the tax treatment to them of a redemption.

NON-U.S. HOLDERS

Distributions

Generally, distributions treated as dividends as described above under “U.S. Holders — Distributions” that are paid to a non-U.S. holder with respect to the Series A Preferred Stock will be subject to U.S. withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. Distributions that are effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required under an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the United States) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax if certain certification requirements are satisfied at the rates that apply to U.S. persons. Any such effectively connected distributions received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified under an applicable income tax treaty.

A non-U.S. holder can generally meet applicable certification requirements by providing a properly executed IRS Form W-8BEN or W-8BEN-E or other applicable form (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form. For purposes of obtaining a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder will generally be required to provide a U.S. taxpayer identification number as well as certain information concerning the holder’s country of residence and entitlement to tax treaty benefits.

Sale or Redemption

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, or other disposition (other than a redemption that is treated as a distribution as discussed below) of the Series A Preferred Stock unless (i) the non-U.S. holder is a non-resident alien individual that is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other requirements are satisfied, (ii) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required under an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the United States), or (iii) the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale, exchange or other disposition and the period that the non-U.S. holder held the Series A Preferred Stock. Although there can be no assurances, we believe we are not a United States real property holding corporation, and we do not expect to become a United States real property holding corporation.

Any such gain recognized by an individual non-U.S. holder described in clause (i) of the immediately preceding paragraph may be offset by certain U.S. source capital losses and will generally be subject to tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) even though the individual is not considered a resident of the United States. Gain described in clauses (ii) and (iii) of the immediately preceding paragraph will be subject to tax on a net income basis at regular U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person. A non-U.S. holder that is a corporation may also be subject to a branch profits tax equal of 30% (unless reduced by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A payment made to a non-U.S. holder in redemption of the Series A Preferred Stock may be treated as a dividend, rather than as a payment in exchange for such stock, in the circumstances discussed above under “U.S. Holders — Sale or Redemption,” in which case such payment would be subject to tax as discussed above under “Non-U.S. Holders — Distributions.”

Additional Withholding Requirements

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of the Series A Preferred Stock held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which the Series A Preferred Stock is held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, dividends in respect of the Series A Preferred Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Treasury. We will not pay any additional amounts to holders of the Series A Preferred Stock in respect of any amounts withheld. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in the Series A Preferred Stock.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. PROSPECTIVE PURCHASERS OF THE DEPOSITARY SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE SERIES A PREFERRED STOCK, INCLUDING THE TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

CERTAIN ERISA AND RELATED CONSIDERATIONS

The following is a summary of certain considerations associated with an investment in the depositary shares by (i) employee benefit plans subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts, and other arrangements subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) plans subject to any federal, state, local, non-U.S., or other laws or regulations that are similar to ERISA or Section 4975 of the Code, which we collectively refer to as “Similar Laws,” and (iv) entities whose underlying assets are considered to include “plan assets” of such employee benefit plans, plans, accounts, or arrangements (each of which we call a “Plan”).

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (together, “Covered Plans”) and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan. It is not intended that we or any underwriter, or any of our or their affiliates will act as a fiduciary with respect to a Covered Plan’s investment in depositary shares.

Each fiduciary of a Plan should consider, among other things, the fiduciary standards of ERISA, the Code, or any other applicable Similar Laws in the context of a Plan’s particular circumstances before authorizing an investment in the depositary shares. Accordingly, among other factors, the fiduciary should determine (with its counsel and other advisors to the extent it deems appropriate) whether the investment would satisfy the prudence, diversification, delegation of control, conflicts of interest and prohibited transaction provisions of ERISA, the Code, and any other applicable Similar Laws and would be consistent with the documents and instruments governing the Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code with respect to the ERISA Plans, unless an exemption is available. A non-exempt violation of these “prohibited transaction” rules may result in an excise tax and other penalties and liabilities under ERISA and/or Section 4975 of the Code for a party in interest or a disqualified person. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Unless the depositary shares (including any interest in depositary shares) are acquired and are held in accordance with an applicable statutory, class, or individual prohibited transaction exemption, a direct or indirect prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise in connection with an investment in the depositary shares by a Covered Plan. For example, if any underwriter is or we are a party in interest or a disqualified person with respect to an investing ERISA Plan, the purchase of any depositary shares by a Covered Plan could result in a sale or exchange between the Plan and a party in interest or a disqualified person that is prohibited by Section 406(a)(1)(A) of ERISA and Section 4975(c)(1)(A) of the Code, unless exemptive relief is available under an applicable exemption (see below).

In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that potentially might provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the depositary shares. Those class exemptions include:

•	PTCE 96-23—for certain transactions managed by in-house asset managers;

•	PTCE 95-60—for certain transactions involving insurance company general accounts;

•	PTCE 91-38—for certain transactions involving bank collective investment funds;

•	PTCE 90-1—for certain transactions involving insurance company pooled separate accounts; and

•	PTCE 84-14—for certain transactions determined or effected by independent qualified professional asset managers.

In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for transactions between a Covered Plan and a party in interest or disqualified person, provided that the party in interest is not a fiduciary (or an affiliate) who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction or renders investment advice with respect to those assets and is a party in interest or disqualified person solely by reason of being a service provider to the Plan or having a relationship to a service provider to the Plan, and provided, further, that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider exemption”). Each of these exemptions contains conditions and limitations on its application. No assurance can be made that all of the conditions of any such exemptions, or any other exemption, will be satisfied, or that an exemption will be available for all possible prohibited transactions that may arise in connection with a Plan’s investment in depositary shares. Therefore, each person that is considering acquiring or holding the depositary shares should carefully review and consult with its legal advisors to confirm whether an exemption is necessary and applicable to the investment in the depositary shares.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.

Because of the possibility that direct or indirect prohibited transactions or violations of Similar Laws could occur as a result of the purchase, holding, or disposition of the depositary shares by a Plan, the depositary shares may not be purchased by any Plan, or any person investing the assets of any Plan, unless its purchase, holding, and disposition of the depositary shares will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any Similar Laws. Any purchaser or holder of the depositary shares or any interest in the depositary shares will be deemed to have represented by its purchase and holding of the depositary shares that either:

•	it is not a Plan and is not purchasing the depositary shares or interest in the depositary shares on behalf of or with the assets of any Plan; or

•

its purchase, holding, and disposition of the depositary shares or interest in the depositary shares will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code, or a violation of the provisions of any Similar Laws.

Due to the complexity of these rules and the penalties imposed upon persons involved in non-exempt prohibited transactions, it is important that any person considering the purchase of the depositary shares on behalf of or with the assets of any Plan consult with its counsel regarding the consequences under ERISA, the Code, and any applicable Similar Laws of the acquisition, ownership, and disposition of the depositary shares, whether any exemption would be applicable to any prohibited transactions that might arise under any of the PTCEs listed above, the service provider exemption, or any other applicable exemption, and whether all conditions of such exemption have been satisfied such that the acquisition and holding of the depositary shares by the Plan are entitled to full exemptive relief thereunder.

Nothing herein shall be construed as, and the sale of the depositary shares (including any interests therein) to a Plan is in no respect, a representation by us or the underwriters that any investment in the depositary shares would meet any or all of the relevant legal requirements with respect to investment by, or is appropriate for, Plans generally or any particular Plan. Neither we, nor any underwriter, nor any of our or their respective affiliates is making or will make an investment recommendation or providing investment advice in connection with the decision to invest in the depositary shares, and none of us is acting or will act as a fiduciary (within the meaning of Section 3(21) of ERISA or Section 4975(e)(3) of the Code) to the Plan in connection with the Plan’s acquisition of any depositary shares or any interest in depositary shares. Any purchaser or holder of depositary shares or any interest in the depositary shares that is a Plan will be deemed to have represented that the Plan fiduciary making the decision to acquire such depositary shares is exercising its own independent judgment in evaluating the investment in the depositary shares, and that neither we, nor any underwriter, nor any of our or their respective affiliates has acted as a fiduciary to the Plan with respect to such decision. The foregoing discussion is merely a summary and should not be construed as legal advice or as complete in all relevant respects.

UNDERWRITING

We have entered into an underwriting agreement dated                , 2020 with Piper Sandler & Co. and Raymond James & Associates, Inc., as representatives of the underwriters named therein, with respect to the depositary shares being offered pursuant to this prospectus supplement. Subject to certain conditions, the underwriters named below have agreed, severally and not jointly to purchase from us, the number of depositary shares, each representing a 1/40th interest in a share of the Series A Preferred Stock, shown opposite its name below, at the applicable public offering price on the cover page of this prospectus supplement.

Underwriter	Number of Depositary Shares
Piper Sandler & Co.
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the depositary shares offered hereby if any of them are purchased, however, the underwriters are not required to take or pay for the depositary shares covered by the underwriters’ overallotment option that is described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters initially propose to offer the depositary shares, in part, directly to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may sell the depositary shares to certain dealers at a price that represents a concession not in excess of $    per depositary share. Any underwriter may allow, and dealers may reallow to certain other dealers, a concession not in excess of $    per depositary share. After the initial offering of the depositary shares, the offering price and these concessions may change.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to                additional depositary shares at the purchase price listed below. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional depositary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of depositary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per depositary share and total underwriting discounts to be paid to the underwriters in connection with this offering.

Per depositary share	$
Total	$

We estimate that our total expenses of the offering, excluding underwriting discounts, will be approximately $                .

Prior to this offering, there has been no public market for the depositary shares. We have applied to list the depositary shares on the Nasdaq Global Select Market under the symbol “        .” If the application is approved, trading of the depositary shares on the Nasdaq Global Select Market is expected to begin within 30 days after the date of initial delivery of the depositary shares. The underwriters have advised us that they presently intend to make a market in the depositary shares. However, the underwriters are not obligated to do so and may discontinue making a market in the depositary shares at any time without notice. The Series A Preferred Stock will not be listed, and we do not expect that there will be any trading market for the Series A Preferred Stock, except as represented by depositary shares.

No Sales of Similar Securities

We have agreed for a period from the date of this prospectus supplement through and including the date 30 days after the date hereof that we will not, without the prior written consent of the representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise transfer or dispose of any of our securities that are substantially similar to the depositary shares, whether owned as of the date of this prospectus supplement or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the depositary shares or such other securities, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of any depositary shares or such other securities, in cash or otherwise.

In connection with the offering of the depositary shares, the underwriters may engage in overallotment, stabilizing transactions, and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. The underwriters may enter bids for, and purchase, depositary shares in the open market in order to stabilize the price of the depositary shares. Syndicate covering transactions involve purchases of the depositary shares in the open market after the distribution has been completed in order to cover short positions. In addition, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the depositary shares in the offering if the syndicate repurchases previously distributed depositary shares in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. These activities may cause the price of the depositary shares to be higher than it would otherwise be. Neither we nor the underwriters make any representation that the underwriters will engage in overallotment, stabilizing transactions, or syndicate covering transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters and certain of their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Piper Sandler & Co. acted as the underwriter in the Notes Offering described in “Prospectus Supplement Summary—Offering of Subordinated Notes.”

In addition, in the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments, including, without limitation, serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or certain of their affiliates have a lending relationship with us, they may hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and certain of their affiliates could hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the depositary shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the depositary shares offered hereby. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Covington & Burling LLP, Washington, D.C.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, included in our Annual Report on Form 10-K for the year ended December 31, 2019, have been incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Prospectus

OCEANFIRST FINANCIAL CORP.

Common Stock

Preferred Stock

Depositary Shares

Debt Securities

Warrants

Units

We may offer, issue and sell, together or separately:

•	shares of our common stock;

•	shares of our preferred stock, which may be issued in one or more series;

•	depositary receipts, representing fractional shares of our preferred stock, which are called depositary shares;

•	debt securities, which may be issued in one or more series and which may be senior debt securities or subordinated debt securities;

•	warrants to purchase shares of our common stock, shares of our preferred stock or our debt securities; and

•	units, comprised of one or more of the other securities described in this prospectus in any combination.

We will provide the specific prices and terms of these securities in one or more supplements to this prospectus at the time of offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Investing in our securities involves a number of risks. See “Risk Factors” on page 7 before you make your investment decision.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to purchasers. These securities also may be resold by selling securityholders. If required, the prospectus supplement for each offering of securities will describe the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “OCFC.” Each prospectus supplement will indicate whether the securities offered thereby will be listed on any securities exchange.

These securities are not savings accounts, deposits or other obligations of any of our bank and non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 24, 2020

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. Under this process, we may sell from time to time any combination of the securities described in this prospectus. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide you with any information other than that contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

When used in this prospectus, the terms “OceanFirst Financial Corp.,” the “Company,” “we,” “our” and “us” refer to OceanFirst Financial Corp. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC filings are available to the public at the SEC’s website at www.sec.gov.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and any accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus, any accompanying prospectus supplement, any subsequently filed document deemed incorporated by reference or any free writing prospectus prepared by or on behalf of us. This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K).

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 26, 2019;

•	our Current Reports on Forms 8-K, filed with the SEC on January 2, 2020, January 29, 2020 and March 18, 2020, and Form 8-K/A, filed with the SEC on January 2, 2020; and

•

the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on May 8, 1996, and any amendment or report filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering also shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

If requested, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

Attention: Investor Relations

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement and any documents that we incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements are generally identified by use of the words “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, “will”, “should”, “may”, “view”, “opportunity”, “potential”, or similar expressions or expressions of confidence. The Company’s ability to predict results or the actual effect of plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, the following: changes in interest rates, general economic conditions, public health crises (such as the governmental, social and economic effects of the novel coronavirus), levels of unemployment in OceanFirst Bank N.A.’s (the “Bank”) lending area, real estate market values in the Bank’s lending area, future natural disasters and increases to flood insurance premiums, the level of prepayments on loans and mortgage-backed securities, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve System (the “FRB”), the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company’s market area, accounting principles and guidelines, the Bank’s ability to successfully integrate acquired operations and the other risks described in this prospectus, any prospectus supplement and our reports and other documents filed with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our business, financial condition and results of operations. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of any accompanying prospectus supplement or documents incorporated by reference, the date of any such document. Except as required by applicable law, we do not undertake any obligation to publicly correct or update any forward-looking statement.

THE COMPANY

OceanFirst Financial Corp. (the “Company”) is incorporated under Delaware law and serves as the holding company for the Bank. At December 31, 2019, the Company had consolidated total assets of $8.2 billion and total stockholders’ equity of $1.2 billion. The Company is subject to regulation by the Board of Governors of the FRB and the SEC. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”). Currently, the Company does not transact any material business other than through its subsidiary, the Bank.

The Company has been the holding company for the Bank since it acquired the stock of the Bank upon the Bank’s conversion from a Federally-chartered mutual savings bank to a Federally-chartered capital stock savings bank in 1996 (the “Conversion”). Effective January 31, 2018, the Bank converted to a national bank charter and the Company became a bank holding company. The conversions on January 31, 2018 do not change the entities which regulate and supervise the Bank and Company. The Bank’s principal business has been, and continues to be, attracting retail and commercial deposits and investing those deposits primarily in loans, consisting of commercial real estate and other commercial loans which have become a key focus of the Bank and single-family, owner-occupied residential mortgage loans. The Bank also invests in other types of loans, including residential construction and consumer loans. In addition, the Bank invests in mortgage-backed securities, securities issued by the U.S. Government and agencies thereof, corporate securities and other investments permitted by applicable law and regulations. The Bank’s revenues are derived principally from interest on its loans, and to a lesser extent, interest on its investment and mortgage-backed securities. The Bank also receives income from bankcard services, trust and asset management, deposit account services, Bank Owned Life Insurance, derivative fee income and other fees. The Bank’s primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, investment maturities, Federal Home Loan Bank advances and other borrowings.

Acquisitions

On January 1, 2020, the Company completed its acquisition of Country Bank Holding Company, Inc. (“Country Bank”). Based on the $25.54 per share closing price of the Company’s common stock on December 31, 2019, the total transaction value was $112.8 million. The acquisition added $798 million to assets, $616 million to loans, and $654 million to deposits. Country Bank’s results of operations are not included in any of the periods presented herein.

On January 1, 2020, the Company completed its acquisition of Two River Bancorp (“Two River”). Based on the $25.54 per share closing price of the Company’s common stock on December 31, 2019, the total transaction value was $197.1 million. The acquisition added $1.1 billion to assets, $938 million to loans, and $942 million to deposits. Two River’s results of operations are not included in any of the periods presented herein.

On January 31, 2019, the Company completed its acquisition of Capital Bank of New Jersey (“Capital Bank”) which added $494.7 million to assets, $307.8 million to loans, and $449.0 million to deposits. Capital Bank’s results of operations are included in the consolidated results for the period from February 1, 2019 to December 31, 2019.

On January 31, 2018, the Company completed its acquisition of Sun Bancorp, Inc. (“Sun”) which added $2.0 billion to assets, $1.5 billion to loans, and $1.6 billion to deposits. Sun’s results of operations are included in the consolidated results for the period from February 1, 2018 to December 31, 2018.

These transactions have enhanced the Bank’s position as the premier community banking franchise in central and southern New Jersey and have provided the Company with the opportunity to grow business lines, expand geographic footprint and improve financial performance. The Company will continue to evaluate potential acquisition opportunities for those that are expected to create stockholder value.

Market Area and Competition

The Bank is a regional bank, offering a wide variety of financial services to meet the needs of the communities it serves. At December 31, 2019, the Bank operated its business through its branch office and headquarters located in Toms River, its branch and administrative office located in Red Bank, 54 additional branch offices and five deposit production facilities located throughout central and southern New Jersey. The Bank also operates commercial loan production offices in New York City, the greater Philadelphia area and in Atlantic and Mercer Counties in New Jersey. On January 1, 2020, the Bank acquired an additional 14 branches and one loan office as part of the Two River acquisition and five branches and one loan office as part of the Country Bank acquisition, which expands the Bank’s presence in both New Jersey and New York City.

The Bank is the largest and oldest community-based financial institution headquartered in Ocean County, New Jersey, approximately midway between New York City and Philadelphia. The economy in the Bank’s primary market area, which represents the broader central and southern New Jersey market is based upon a mixture of service and retail trade. Other employment is provided by a variety of wholesale trade, manufacturing, Federal, state and local government, hospitals and utilities. The area is also home to commuters working in areas in and around New York City and Philadelphia. The market area includes a significant number of vacation and second homes in the communities along the New Jersey shore. The Bank also operates in the metropolitan areas of New York City and Philadelphia, the first and eighth largest metropolitan areas, respectively, in the United States.

The Bank’s future growth opportunities will be partly influenced by the growth and stability of its geographic marketplace and the competitive environment. The Bank faces significant competition both in making loans and in attracting deposits. In addition, rapid technological changes and consumer preferences may result in increased competition for the Company’s other services, while a number of well-funded technology focused companies are innovating in the payments, distributed ledger, and cryptocurrency networks to disintermediate portions of the traditional banking model. The state of New Jersey, including the Bank’s primary market areas of central and southern New Jersey, is an attractive market to many financial institutions. Many of the Bank’s competitors are branches of significantly larger institutions headquartered out-of-market which have greater financial resources than the Bank. The Bank’s competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, internet-based providers and insurance companies. Its most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations and credit unions although the Bank also faces competition for deposits from short-term money market funds, other corporate and government securities funds, internet-only providers and from other financial service institutions such as brokerage firms and insurance companies. The Bank distinguishes itself from large banking competitors through its local presence and ability to deliver personalized service.

Lending Activities

At December 31, 2019, the Bank had total loans outstanding of $6.215 billion, of which $3.089 billion, or 49.7% of total loans, were commercial real estate, multi-family and land loans. The remainder of the portfolio consisted of $2.321 billion of one-to-four family residential mortgage loans, or 37.3% of total loans; $408.0 million of consumer loans, primarily home equity loans and lines of credit, or 6.6% of total loans; and, $396.4 million of commercial and industrial loans, or 6.4% of total loans. At December 31, 2019 the Bank did not have any loans held-for-sale. At that same date, 33.9% of the Bank’s total loans had adjustable interest rates.

The types of loans that the Bank may originate are subject to Federal and state laws and regulations. Interest rates charged by the Bank on loans are affected by the demand for such loans and the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by, among other things, economic conditions, monetary policies of the Federal government, including the FRB, and legislative tax policies.

Investment Activities

The investment policy of the Bank as established by the Board attempts to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complement the Bank’s lending activities. Specifically, the Bank’s policies generally limit investments to government and Federal agency-backed securities, municipal securities and corporate debt obligations. The Bank’s policies provide that all investment purchases must be evaluated internally for creditworthiness and be approved by two officers (any two of the Senior Vice President/Treasurer, the Executive Vice President/Chief Financial Officer, and the President/Chief Executive Officer). The Company’s investment policy mirrors that of the Bank except that it allows for the purchase of equity securities in limited amounts.

Management determines the appropriate classification of securities at the time of purchase. If the Bank has the intent and the ability at the time of purchase to hold debt securities until maturity, they may be classified as held-to-maturity. Investment and mortgage-backed securities identified as held-to-maturity are carried at cost, adjusted for amortization of premium and accretion of discount, which are recognized as adjustments to interest income. Debt securities to be held for indefinite periods of time, but not necessarily to maturity are classified as available-for-sale. Such debt securities are carried at estimated fair value and unrealized gains and losses, net of related tax effect, are excluded from earnings, but are included as a separate component of stockholders’ equity. Refer to Note 4, Securities, to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

Our principal executive office is located at 110 West Front Street, Red Bank, New Jersey 07701 and our telephone number is (732) 240-4500. We maintain a website at www.oceanfirst.com. The information on our website is not incorporated by reference in this prospectus or any accompanying prospectus supplement, and you should not consider it a part of this prospectus or any accompanying prospectus supplement.

RISK FACTORS

Investing in our securities involves risk. See the risk described below in addition to the risk factors in our most recent Annual Report on Form 10-K (together with any material changes thereto contained in subsequently filed Quarterly Reports on Form 10-Q) and those contained in our other filings with the SEC that are incorporated by reference in this prospectus and any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any accompanying prospectus supplement. These risks could materially affect our business, financial condition or results of operations and cause the value of our securities to decline. You could lose all or part of your investment.

        The outbreak of the novel coronavirus (“COVID-19”), or an outbreak of other highly infectious or contagious diseases, could adversely impact certain industries in which the Company’s customers operate and impair their ability to fulfill their obligations to the Company. Further, the spread of the outbreak could lead to an economic recession or other severe disruptions in the U.S. economy and may disrupt banking and other financial activity in the areas in which the Company operates and could potentially create widespread business continuity issues for the Company.

The Company’s business is dependent upon the willingness and ability of its employees and customers to conduct banking and other financial transactions. The spread of highly infectious or contagious diseases could cause severe disruptions in the U.S. economy at large, and for small businesses in particular, which could disrupt the Company’s operations and if the global response to contain COVID-19 escalates or is unsuccessful, the Company could experience a material adverse effect on its business, financial condition, results of operations and cash flows. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may result in a decrease in our customers’ businesses, a decrease in consumer confidence and business generally or a disruption in the services provided by the Company’s vendors. Disruptions to our customers could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans, declines in wealth management revenues, negatively impact regional economic conditions, result in declines in local loan demand, liquidity of loan guarantors, loan collateral (particularly in real estate), loan originations and deposit availability and negatively impact the implementation of our growth strategy. The Company relies upon its third-party vendors to conduct business and to process, record, and monitor transactions. If any of these vendors are unable to continue to provide the Company with these services, it could negatively impact the Company’s ability to serve its customers. Furthermore, the outbreak could negatively impact the ability of the Company’s employees and customers to engage in banking and other financial transactions in the geographic areas in which the Company operates and could create widespread business continuity issues for the Company. The Company also could be adversely affected if key personnel or a significant number of employees were to become unavailable due to the effects and restrictions of a COVID-19 outbreak in our market areas. Although the Company has business continuity plans and other safeguards in place, there is no assurance that such plans and safeguards will be effective.

USE OF PROCEEDS

Except as otherwise set forth in any accompanying prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes, including the financing of our operations, the possible repayment of indebtedness, and possible business acquisitions.

Unless set forth in an accompanying prospectus supplement, we will not receive any proceeds in the event that securities are sold by a selling securityholder.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the common stock, preferred stock, depositary shares, debt securities, warrants and units that may be offered and sold from time to time. These summary descriptions are not meant to be complete descriptions of each security. However, at the time of an offering and sale, this prospectus together with the accompanying prospectus supplement will contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

General

The following summary description of our capital stock is based on the provisions of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation, as amended, and our bylaws, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the DGCL, as it may be amended from time to time, and to the terms of our certificate of incorporation and bylaws, as each may be amended from time to time, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” As used in this “Description of Capital Stock,” the terms “OceanFirst Financial Corp.,” “OceanFirst,” the “Company”, “we,” “our” and “us” refer to OceanFirst Financial Corp., a Delaware corporation, and do not, unless otherwise specified, include our subsidiaries.

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. The number of authorized shares of any class may be increased or decreased by an amendment to our certificate of incorporation proposed by our board of directors and approved by a majority of voting shares voted on the issue at a meeting at which a quorum exists.

Common Stock

OceanFirst’s certificate of incorporation currently authorizes the issuance of up to 150,000,000 shares of common stock. As of December 31, 2019, there were (i) 51,991,856 shares of OceanFirst common stock issued and 50,405,048 shares outstanding, (ii) 1,586,808 shares of OceanFirst common stock held in treasury, (iii) 104,611 shares of OceanFirst common stock reserved for issuance in respect of awards of restricted OceanFirst common stock or 261,527 shares upon the exercise of outstanding stock options to purchase shares of OceanFirst common stock granted under certain OceanFirst equity compensation plans and the equity compensation plans of acquired companies, (iv) 27,339 shares reserved for issuance upon the exercise of warrants assumed in connection with the acquisition of Colonial American Bank, (v) 2,000,000 shares reserved for issuance under the proposed 2020 Stock Incentive Plan adopted by the Board in December 2019 but remains subject to stockholder approval, and (vi) no other shares of capital stock or equity or voting securities of OceanFirst issued, reserved for issuance or outstanding.

OceanFirst common stock is currently listed on the Nasdaq under the symbol “OCFC.”

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provisions

OceanFirst common stock does not have preemptive rights, redemption rights, conversion rights, or any sinking fund or redemption provisions.

Voting Rights

The holders of OceanFirst common stock have exclusive voting rights in OceanFirst. They elect the OceanFirst board and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the OceanFirst board. Generally, holders of common stock are entitled to one vote per share and do not have any right to cumulate votes in the election of directors. OceanFirst’s certificate of incorporation provides that stockholders who beneficially own in excess of 10% of the then-outstanding shares of OceanFirst common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. If OceanFirst issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to the provision in OceanFirst’s certificate of incorporation limiting voting rights as described above. OceanFirst stockholders are not permitted to act by written consent.

Liquidation Rights

In the event of OceanFirst’s liquidation, dissolution or winding up, holders of common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of OceanFirst available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution. In the event of any liquidation, dissolution or winding up of OceanFirst Bank, OceanFirst, as the holder of 100% of OceanFirst Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of OceanFirst Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of OceanFirst Bank available for distribution.

Dividend Rights

Holders of OceanFirst common stock are entitled to receive ratably such dividends as may be declared by the OceanFirst board out of legally available funds. The ability of the OceanFirst board to declare and pay dividends on OceanFirst common stock is subject to the terms of applicable Delaware law and banking regulations. If OceanFirst issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon its receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board’s evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by OceanFirst’s banking regulators.

Restrictions on Ownership

Banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act and the Change in Bank Control Act. Among other things, these laws require regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. OceanFirst is a bank holding company and therefore the BHC Act would require any “bank holding company” (as defined in the BHC Act) to obtain prior approval of the Federal Reserve Board before acquiring more than 5% of OceanFirst common stock. Any person (other than a bank holding company) is required to provide prior notice to the FRB before acquiring 10% or more of OceanFirst common stock under the Change in Bank Control Act. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. Any person (other than an individual) who

(a) owns, controls or has the power to vote 25% or more of any class of OceanFirst’s voting securities; (b) has the ability to elect or appoint a majority of the OceanFirst board; or (c) otherwise has the ability to exercise a “controlling influence” over OceanFirst, is subject to regulation as a bank holding company under the BHC Act.

Preferred Stock

OceanFirst’s certificate of incorporation authorizes the OceanFirst board, without further stockholder action, to issue up to 5,000,000 shares of preferred stock. OceanFirst’s certificate of incorporation further authorizes the OceanFirst board, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of December 31, 2019, there were no shares of OceanFirst preferred stock outstanding. Preferred stock may be issued with preferences and designations as the OceanFirst board may from time to time determine. The OceanFirst board may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting power of the holders of OceanFirst common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements

Set forth below is a summary of the provisions of the Certificate of Incorporation and the Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary and it is qualified by reference to the Certificate of Incorporation, the Bylaws and relevant provisions of the Delaware General Corporation Law.

Blank Check Preferred Stock

The Certificate of Incorporation authorizes 5,000,000 undesignated shares of preferred stock and permits our Board of Directors to issue preferred stock with rights or preferences that could impede the success of any attempt to change control of the Company. For example, our Board of Directors, without stockholder approval, may create or issue preferred stock with conversion rights that could adversely affect the voting power of the holders of our common Stock as well as rights to such preferred stock, in connection with implementing a stockholder rights plan. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such preferred stock may delay or prevent a change of control of the Company. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to common Stock, and, as a result, the issuance thereof could depress the market price of our common Stock.

No Cumulative Voting

The Certificate of Incorporation and the Bylaws do not provide holders of our common stock cumulative voting rights in the election of directors. The absence of cumulative voting could have the effect of preventing stockholders holding a minority of our shares of common stock from obtaining representation on our Board of Directors. The absence of cumulative voting might also, under certain circumstances, render more difficult or discourage a merger, tender offer or proxy contest favored by a majority of our stockholders, the assumption of control by a holder of a large block of our stock or the removal of incumbent management.

Advance Notice Requirements for Stockholder Proposals and Director Nominees

The Bylaws require stockholders seeking to make nominations of candidates for election as directors or to bring other business before a meeting of our stockholders to provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the Secretary at our principal executive offices not less than ninety (90) days prior to the date of the annual meeting; provided, however, that in the event that less than one hundred (100) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice must include certain information about the stockholder and the nominee or proposal as specified in the Bylaws. These advance notice provisions may restrict the ability of the stockholders to make nominations for directors at or bring business before a meeting of the Company’s stockholders.

Business Combinations with an Interested Stockholder

OceanFirst is also subject to Section 203 of the DGCL. Section 203 prohibits the Company from engaging in any business combination (as defined in Section 203) with an “interested stockholder” for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

•	prior to such date, the Company’s board of directors approve either the business combination or the transaction in which the stockholder became an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or

•

the business combination is approved by the Company’s board of directors and authorized by a vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of Section 203, an “interested stockholder” is defined as an entity or person beneficially owning 15% or more of the Company’s outstanding voting stock, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person. A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder.

Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to the Company and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

In addition, OceanFirst’s certificate of incorporation provides that a business combination with an interested stockholder requires the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of voting stock of OceanFirst subject to the 10% voting restriction. The super-majority vote is not required for a business combination with an interested stockholder that is approved by a majority of disinterested directors or meets certain consideration value requirements. An interested stockholder is defined as (1) any person who beneficially owns 10% or more of the voting power of OceanFirst’s voting stock; (2) an affiliate or associate of OceanFirst who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of OceanFirst; or (3) an assignee of shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder.

Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or the Company.

Listing

Our common stock is listed on the Nasdaq under the symbol “OCFC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporation Issuer Solutions, Inc..

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary receipts representing fractional shares of our preferred stock, rather than full shares of preferred stock. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share.

The description in an accompanying prospectus supplement of any depositary shares we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable depositary agreement, which will be filed with the SEC if we offer depositary shares. For more information on how you can obtain copies of any depositary agreement if we offer depositary shares, see “Where You Can Find More Information.” We urge you to read the applicable depositary agreement and any accompanying prospectus supplement in their entirety.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action that the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Withdrawal of Preferred Stock

Except as may be provided otherwise in an accompanying prospectus supplement, upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of withdrawn preferred stock may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

DESCRIPTION OF DEBT SECURITIES

We may offer debt securities in one or more series, which may be senior debt securities or subordinated debt securities and which may be convertible into another security.

The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the following general terms and provisions may apply to the debt securities, will be described in an accompanying prospectus supplement. Unless otherwise specified in an accompanying prospectus supplement, our debt securities will be issued in one or more series under an indenture to be entered into between us and Wilmington Trust, National Association, as trustee, or such other trustee named therein. A form of the indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The terms of the debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939 (“TIA”). You should read the summary below, any accompanying prospectus supplement and the provisions of the indenture in their entirety before investing in our debt securities.

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include, among others, the following:

•	the title and aggregate principal amount of the debt securities and any limit on the aggregate principal amount of such series;

•	any applicable subordination provisions for any subordinated debt securities;

•	the maturity date(s) or method for determining same;

•	the interest rate(s) or the method for determining same;

•

the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable and whether interest will be payable in cash, additional securities or some combination thereof;

•	whether the debt securities are convertible or exchangeable into other securities and any related terms and conditions;

•	redemption or early repayment provisions;

•	authorized denominations;

•	if other than the principal amount, the principal amount of debt securities payable upon acceleration;

•	place(s) where payment of principal and interest may be made, where debt securities may be presented and where notices or demands upon the company may be made;

•	the form or forms of the debt securities of the series including such legends as may be required by applicable law;

•

whether the debt securities will be issued in whole or in part in the form of one or more global securities and the date as of which the securities are dated if other than the date of original issuance;

•	whether the debt securities are secured and the terms of such security;

•	the amount of discount or premium, if any, with which the debt securities will be issued;

•	any covenants applicable to the particular debt securities being issued;

•	any additions or changes in the defaults and events of default applicable to the particular debt securities being issued;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination and release of the guarantees), if any;

•	the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, the debt securities will be payable;

•	the time period within which, the manner in which and the terms and conditions upon which we or the holders of the debt securities can select the payment currency;

•	our obligation or right to redeem, purchase or repay debt securities under a sinking fund, amortization or analogous provision;

•	any restriction or conditions on the transferability of the debt securities;

•	provisions granting special rights to holders of the debt securities upon occurrence of specified events;

•	additions or changes relating to compensation or reimbursement of the trustee of the series of debt securities;

•

provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture and the execution of supplemental indentures for such series; and

•

any other terms of the debt securities (which terms shall not be inconsistent with the provisions of the TIA, but may modify, amend, supplement or delete any of the terms of the indenture with respect to such series of debt securities).

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series or any other series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the indenture.

We will describe in an accompanying prospectus supplement any other special considerations for any debt securities we sell that are denominated in a currency or currency unit other than U.S. dollars. In addition, debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked will be described in an accompanying prospectus supplement.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in an accompanying prospectus supplement.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in an accompanying prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the designated corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

Unless we inform you otherwise in an accompanying prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in an accompanying prospectus supplement. Unless and until a global security is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of shares of our common stock, shares of preferred stock or our debt securities. We may issue warrants independently or together with other securities, and they may be attached to or separate from the other securities. Each series of warrants will be issued under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent, as detailed in an accompanying prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation, or agency or trust relationship, with you.

The prospectus supplement relating to a particular issue of warrants will describe the terms of those warrants, including, when applicable:

•	the offering price;

•	the currency or currencies, including composite currencies, in which the purchase price and/or exercise price of the warrants may be payable;

•	the number of warrants offered;

•	the exercise price and the amount of securities you will receive upon exercise;

•	the procedure for exercise of the warrants and the circumstances, if any, that will cause the warrants to be automatically exercised;

•	the rights, if any, we have to redeem the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the warrants will expire;

•	the name of the warrant agent; and

•	any other material terms of the warrants.

After warrants expire they will become void. The prospectus supplement may provide for the adjustment of the exercise price of the warrants.

Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in an accompanying prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

The description in an accompanying prospectus supplement of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of any warrant agreement if we offer warrants, see “Where You Can Find More Information.” We urge you to read the applicable warrant agreement and any accompanying prospectus supplement in their entirety.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date. The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	the terms of the unit agreement governing the units;

•	United States federal income tax considerations relevant to the units; and

•	whether the units will be issued in fully registered global form.

The description in an accompanying prospectus supplement of any unit we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of any unit we may offer, see “Where You Can Find More Information.” We urge you to read the applicable purchase contract or applicable purchase unit and any accompanying prospectus supplement in their entirety.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act which are incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

We or the selling securityholders may sell the securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters for resale to purchasers;

•	directly to purchasers;

•	through agents or dealers to purchasers; or

•	through a combination of any of these methods.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and any accompanying prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and any accompanying prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and any accompanying prospectus supplement.

We will identify the specific plan of distribution in a prospectus supplement, including:

•	the terms of the offering;

•	the names of the underwriters, dealers, agents or direct purchasers and their compensation;

•	the purchase price of the securities and the net proceeds we will receive from the sale;

•	any delayed delivery obligations to take the securities;

•	the nature of the underwriters’ obligations to take the securities;

•	any securities exchange or market on which the securities may be listed; and

•	other facts material to the transaction.

Underwriters, dealers and agents

If we use underwriters in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If we use an underwriting syndicate, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

If dealers are used in an offering, we may sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers or agents and their associates may engage in other transactions with and perform other services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

Direct sales

We may sell securities directly to one or more purchasers without using underwriters or agents

At-the-market offerings

We may also sell the securities offered by any applicable prospectus supplement in “at-the-market offerings” within the meaning of Rule 415 of the Securities Act of 1933, to or through a market maker or into an existing trading market, on an exchange or otherwise.

Trading markets and listing of securities

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which are listed on NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization activities

In connection with an offering, an underwriter may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities, if any, from us in the offering. If the underwriters have an over-allotment option to purchase additional securities from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

LEGAL MATTERS

Unless otherwise indicated in any accompanying prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will be advised about legal matters by their own counsel, which will be named in an accompanying prospectus supplement.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, included in our Annual Report on Form 10-K for the year ended December 31, 2019, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Depositary Shares

Each Representing a 1/40th Interest in a Share of

% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A

PROSPECTUS SUPPLEMENT

Joint Bookrunning Managers

PIPER SANDLER	RAYMOND JAMES

                    , 2020